UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2022

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2021

Johannesburg, 22 February 2022 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) continued taking clear steps under CEO Alberto Calderon to ensure delivery on its strategic objectives, with an improved second-half performance complemented by changes to its leadership team and implementation of a new Operating Model.

The recovery from a difficult first half of 2021 continued, with a 12% step-up in production from operating assets* in the second half of the year versus the first half. Cash costs fell 8% over that period.

The Company continued to show exploration success, with the addition of 2.7Moz of new Ore Reserve in 2021, more than replacing depletion. A 3.4Moz new Mineral Resource was added at the Silicon project in the US, and the Obuasi mine in Ghana resumed production in January 2022 as planned. Free cash flow for the year was $104m, more than reversing a first half outflow.

The new Operating Model is now being implemented, simplifying the organisational structure, eliminating duplication, and ensuring the operating sites are properly resourced to safely deliver planned production. This restructuring resulted in the reduction of functional support roles at mid- and senior management level across the global business, from 526 to 311, for an estimated annualised saving of $40m.

“This new operating model brings a profound change to the business; it sharpens our focus on safe, consistent delivery, reduces wasteful effort and spending, and ensures clear, single-point accountability for meeting our commitments,” Mr. Calderon said. “These are all essential elements for us to start closing the value gap with our peers.”

The Company continued to reinforce its leadership team. In addition to Mr. Calderon’s appointment in September, three key external appointments have been made in recent months adding significant experience in transformation, talent management, business improvement and mine planning, to a seasoned group of existing executives.

Terry Briggs, a 30-year veteran of the industry and currently Vice President: Planning at Newmont, has been appointed Chief Development Officer, with oversight of planning, exploration and business development; Lisa Ali, joins on 1 April 2022 as Chief People Officer after a long career with senior leadership roles at BP and most recently Newcrest; and Marcelo Godoy was appointed in November 2021 as Chief Technology Officer from a senior leadership role at Newmont, where he served for nine years and latterly headed up exploration.

* Excludes production performance at the Obuasi mine.

2021 HIGHLIGHTS

Ore Reserve increased 2.7Moz pre-depletion, for a total of 8.7Moz pre-depletion added over the last two years

In Nevada, maiden Mineral Resource at Silicon totalling 3.4Moz; Corvus acquisition successfully completed on 18 January 2022

Inaugural Climate Change Report published; Absolute carbon emissions in 2021 declined by 41% to 1.39Mt compared to 2.34Mt in 2020**; GHG emissions reduced 69% since 2008

Improved balance sheet flexibility with new $750m, 7-year bond at a record low coupon for AGA of 3.375% per annum

New Operating Model design completed to eliminate inefficiencies, improve performance and ensure accountability; Implementation of the new Operating Model ongoing

Key executive appointments concluded as part of new Operating Model implementation

Full Asset Potential Review initiated across the portfolio
** Includes reduction due to sale of South African operations in 2020

SALIENT FEATURES

•Fatality-free second half of 2021; All-injury frequency rate of 2.13 injuries per million hours worked in 2021

•Achieved revised production and capital guidance; cost guidance achieved when adjusting for impacts of COVID-19

•Production of 2.472Moz for 2021; with 12% increase in production from operating assets (excluding Obuasi) from 1,115koz in H1 2021 to 1,249koz in H2 2021

•Basic earnings decreased from $946m in 2020 to $622m in 2021, after once-off expenses amounting to $87m

•Total cash costs of $963/oz for 2021; total cash costs down 8% from $1,003/oz in H1 2021 to $925/oz in H2 2021

•All-in sustaining costs (“AISC”) of $1,355/oz for 2021, reflecting higher sustaining capital expenditures on reinvestment programme and Brazilian tailings storage facilities (“TSFs”)

•Net cash inflow from operating activities decreased by 18% to $1,268m in 2021 from $1,545m in 2020

•Free cash flow of $104m in 2021, a transitional year with significant portfolio reinvestment, COVID-19 impact and voluntary suspension of mining at Obuasi

•Obuasi restarted and tracking ramp-up plan; Phase 2 construction complete, Phase 3 in progress

•Adjusted net debt of $765m at end 2021; Adjusted net debt to Adjusted EBITDA ratio of 0.42 times

•Cash dividend of $107m received from Kibali in Q4 2021

•Final dividend declared of $60m or 14 US cents per share

Financial and Operating Report
for the six months and year ended 31 December 2021

GROUP - Key statistics

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2021	2020	2021	2020
Operating review		US Dollar / Imperial
Gold
Produced	- oz (000)	1,272	1,482	2,472	2,806
Sold	- oz (000)	1,269	1,471	2,483	2,834
Financial review
Price received per ounce *	- $/oz	1,792	1,895	1,796	1,778
Total cash costs per ounce *	- $/oz	925	807	963	790
All-in sustaining costs per ounce *	- $/oz	1,376	1,069	1,355	1,037
All-in costs per ounce *	- $/oz	1,631	1,209	1,577	1,185

Gold income	- $m	1,992	2,405	3,903	4,322
Cost of sales	- $m	1,457	1,409	2,857	2,699
Total cash costs	- $m	1,171	1,129	2,334	2,074
Gross profit	- $m	607	1,051	1,172	1,709

Profit (loss) attributable to equity shareholders	- $m	260	564	622	946
	- US cents/share	62	135	148	225
Headline earnings	- $m	249	596	612	1,000
	- US cents/share	59	142	146	238
Profit before taxation	- $m	451	992	958	1,589
Adjusted EBITDA *	- $m	925	1,434	1,801	2,470
Net cash inflow from operating activities	- $m	801	993	1,268	1,545
Free cash inflow *	- $m	129	566	104	743
Total borrowings	- $m	2,094	2,084	2,094	2,084
Adjusted net debt *	- $m	765	597	765	597
Capital expenditure (including equity-accounted joint ventures)	- $m	640	411	1,100	757

* Refer to "Non-GAAP disclosure" following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2021 below and the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s annual financial statements for the year ended 31 December 2020, for definitions.
$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.

The information in this Financial and Operating Report related to the six-month period and the year ended 31 December 2021 is based on the continuing operations of the AngloGold Ashanti group, unless otherwise indicated. The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as discontinued operations. The Non-GAAP disclosures on pages 48 to 52 following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2021 are based on the continuing operations of the AngloGold Ashanti group, where indicated. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 4.

Published : 22 February 2022
December 2021

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
1

Operations at a glance
for the six months ended 31 December 2021
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	701	(16)	(781)	(6)	1,165	16	862	5
DRC
Kibali - Attr. 45% 4 6	188	3	(172)	(2)	795	(2)	598	(10)
Ghana
Iduapriem	101	(27)	(112)	(16)	1,668	59	1,028	43
Obuasi [5]	23	(70)	(47)	40	3,029	130	1,536	34
Guinea
Siguiri - Attr. 85% [6]	140	21	(190)	7	1,303	(8)	1,188	(12)
Tanzania
Geita	249	(21)	(226)	(18)	1,000	9	749	4
Non-controlling interests, exploration and other			(34)	10

AUSTRALIA	273	(7)	(395)	5	1,319	3	1,114	15
Sunrise Dam	127	(9)	(189)	—	1,420	5	1,202	11
Tropicana - Attr. 70% [6]	146	(5)	(191)	11	1,128	(1)	944	19
Exploration and other			(15)	20

AMERICAS	298	(17)	(458)	21	1,769	90	920	44
Argentina
Cerro Vanguardia - Attr. 92.50% [6]	73	(10)	(135)	16	1,631	68	915	51
Brazil
AngloGold Ashanti Mineração	180	(14)	(241)	19	1,619	70	831	24
Serra Grande	45	(35)	(69)	37	2,568	221	1,245	121
Non-controlling interests, exploration and other			(13)	46

OTHER			5	(183)

Equity-accounted joint ventures included above			172	2

AngloGold Ashanti	1,272	(14)	(1,457)	3	1,376	29	925	15

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance December 2021 six months on December 2020 six months - increase (decrease).
[4] Equity-accounted joint ventures.
[5] Includes pre-production ounces in the same period in the prior year.
6 On an attributable basis.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
2

Operations at a glance
for the year ended 31 December 2021
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	1,419	(11)	(1,650)	5	1,161	24	904	20
DRC
Kibali - Attr. 45% 4 6	365	—	(350)	3	856	6	647	3
Ghana
Iduapriem	202	(27)	(238)	(15)	1,619	64	1,081	48
Obuasi [5]	108	(15)	(164)	384	1,653	26	1,112	(3)
Guinea
Siguiri - Attr. 85% [6]	258	21	(349)	9	1,267	(9)	1,200	(7)
Tanzania
Geita	486	(22)	(488)	(10)	1,029	26	822	28
Non-controlling interests, exploration and other			(61)	11

AUSTRALIA	494	(11)	(740)	5	1,500	22	1,196	23
Sunrise Dam	229	(11)	(364)	6	1,573	19	1,321	24
Tropicana - Attr. 70% [6]	265	(11)	(346)	3	1,326	25	987	22
Exploration and other			(30)	18

AMERICAS	559	(14)	(822)	8	1,587	58	921	28
Argentina
Cerro Vanguardia - Attr. 92.50% [6]	145	(16)	(241)	(3)	1,353	45	894	28
Brazil
AngloGold Ashanti Mineração	331	(9)	(435)	12	1,519	45	858	15
Serra Grande	83	(27)	(123)	22	2,220	133	1,192	79
Non-controlling interests, exploration and other			(23)	(10)

OTHER			5	(150)

Equity-accounted joint ventures included above			350	(3)

AngloGold Ashanti	2,472	(12)	(2,857)	6	1,355	31	963	22

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance December 2021 year on December 2020 year - increase (decrease).
[4] Equity-accounted joint ventures.
[5] Includes pre-production ounces in the same period in the prior year.
6 On an attributable basis.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
3

GROUP - Operating and Financial review

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2021	2020	2021	2020
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,272	1,578	2,472	3,047
Produced from continuing operations	- oz (000)	1,272	1,482	2,472	2,806
Produced from discontinued operations	- oz (000)	—	96	—	241
Sold - Total	- oz (000)	1,269	1,567	2,483	3,082
Sold from continuing operations	- oz (000)	1,269	1,471	2,483	2,834
Sold from discontinued operations	- oz (000)	—	96	—	248

Price received per ounce from continuing and discontinued operations	- $/oz	1,792	1,889	1,796	1,768
Price received per ounce from continuing operations *	- $/oz	1,792	1,895	1,796	1,778
Price received per ounce from discontinued operations	- $/oz	—	1,806	—	1,651

All-in sustaining costs per ounce from continuing and discontinued operations	- $/oz	1,376	1,086	1,355	1,059
All-in sustaining costs per ounce from continuing operations *	- $/oz	1,376	1,069	1,355	1,037
All-in sustaining costs per ounce from discontinued operations	- $/oz	—	1,324	—	1,296

All-in costs per ounce from continuing and discontinued operations	- $/oz	1,631	1,220	1,577	1,200
All-in costs per ounce from continuing operations *	- $/oz	1,631	1,209	1,577	1,185
All-in costs per ounce from discontinued operations	- $/oz	—	1,392	—	1,367

Total cash costs per ounce from continuing and discontinued operations	- $/oz	925	828	963	819
Total cash costs per ounce from continuing operations *	- $/oz	925	807	963	790
Total cash costs per ounce from discontinued operations	- $/oz	—	1,140	—	1,149

Gold income - Total	- $m	1,992	2,579	3,903	4,730
Gold income from continuing operations	- $m	1,992	2,405	3,903	4,322
Gold income from discontinued operations	- $m	—	174	—	408

Cost of sales - Total	- $m	1,457	1,522	2,857	2,986
Cost of sales from continuing operations	- $m	1,457	1,409	2,857	2,699
Cost of sales from discontinued operations	- $m	—	113	—	287

Total cash costs - Total	- $m	1,171	1,238	2,334	2,352
Total cash costs from continuing operations	- $m	1,171	1,129	2,334	2,074
Total cash costs from discontinued operations	- $m	—	109	—	278

Gross profit - Total	- $m	607	1,115	1,172	1,792
Gross profit from continuing operations	- $m	607	1,051	1,172	1,709
Gross profit from discontinued operations	- $m	—	64	—	83

Adjusted EBITDA - Total	- $m	925	1,498	1,801	2,593
Adjusted EBITDA from continuing operations *	- $m	925	1,434	1,801	2,470
Adjusted EBITDA from discontinued operations	- $m	—	64	—	123

Total borrowings from continuing operations	- $m	2,094	2,084	2,094	2,084

Adjusted net debt from continuing operations *	- $m	765	597	765	597

Profit (loss) attributable to equity shareholders - Total	- $m	260	532	622	953
Profit attributable to equity shareholders from continuing operations	- $m	260	564	622	946
Profit (loss) attributable to equity shareholders from discontinued operations	- $m	—	(32)	—	7

Profit (loss) attributable to equity shareholders - Total	- US cents/share	62	127	148	227
Profit attributable to equity shareholders from continuing operations	- US cents/share	62	135	148	225
Profit (loss) attributable to equity shareholders from discontinued operations	- US cents/share	—	(8)	—	2

Headline earnings	- $m	249	596	612	1,000
	- US cents/share	59	142	146	238
Net cash inflow from operating activities from continuing operations	- $m	801	993	1,268	1,545
Free cash inflow *	- $m	129	566	104	743
Capital expenditure from continuing operations (including equity-accounted joint ventures)	- $m	640	411	1,100	757

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions and Surface sources.

* Refer to "Non-GAAP disclosure" following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2021 below and the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s annual financial statements for the year ended 31 December 2020, for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
4

Free cash flow ($m) (1) (2)

	Six months ended Dec 2021	Six months ended Dec 2020	Year ended Dec 2021	Year ended Dec 2020

Net cash inflow from operating activities from continuing operations	801	993	1,268	1,545
Net cash inflow from operating activities from discontinued operations	—	56	—	109
Net cash inflow from operating activities	801	1,049	1,268	1,654
Capital expenditure	(597)	(394)	(1,027)	(701)
Net cash from operating activities after capital expenditure	204	655	241	953
Repayment of lease liabilities	(34)	(24)	(63)	(47)
Finance costs accrued and capitalised	(98)	(93)	(159)	(188)
Net cash flow after capital expenditure and interest	72	538	19	718
Other net cash inflow from investing activities from continuing operations	59	269	101	278
Net cash outflow from investing activities from discontinued operations	—	(14)	—	(31)
Add backs:
Proceeds on disposal of South African assets	—	(200)	—	(200)
Recognition of joint operation - cash	—	(2)	—	(2)
Cash restricted for use	(2)	2	(14)	9
Cash in subsidiary sold and transferred to held for sale	—	(1)	—	(3)
Proceeds from disposal of joint ventures	—	(26)	(2)	(26)
Free cash flow	129	566	104	743
(1) Refer to note F under "Non-GAAP disclosure" for definition.
(2) Free cash flow includes continuing and discontinued operations for the comparative period.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
5

OVERVIEW
The following relates to continuing operations, unless otherwise stated.

AngloGold Ashanti experienced a challenging 2021, including the ongoing COVID-19 pandemic and its impact on production and costs, lower realised grades across certain operations during the reinvestment phase and the temporary suspension of underground mining at Obuasi gold mine. These operating headwinds came amid a period of elevated capital expenditure as we invest across our portfolio in increased conversion of Mineral Resource to Ore Reserve, waste stripping at open pit mines and improved rates of underground development, and the transition of our Brazilian tailings storage facilities (“TSFs”) to dry-stacked structures in line with new legal requirements in Brazil.

Despite these challenges, the Company recorded an improved operational and financial performance in the second half of 2021 compared to the first half of 2021. There was a 6% production increase from 1.200Moz in the first half of 2021 to 1.272Moz in the second half of 2021, underpinned by higher ore tonnes processed and improved underground grades. Excluding the production impacts at Obuasi, production increased by 12% from 1.115Moz in the first half of 2021 to 1.249Moz in the second half of 2021. As a result of this improved production, total cash costs per ounce declined 8% from $1,003/oz in the first half of 2021 to $925/oz in the second half of 2021. On the back of the improved half-on-half operational performance, the Company generated $129m in free cash flow in the second six months of the year, after investing $598m of capital expenditure across the portfolio. Overall, the Company achieved its revised production and capital guidance. Cost guidance was achieved when adjusting for the impacts of COVID-19.

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Ore Reserve development and brownfield exploration. The aim of this investment is to increase the rate of Ore Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve our knowledge of the ore bodies in the portfolio. Two years into this initiative, strong progress has been made with a cumulative addition of 8.7Moz of Ore Reserve, before depletion, at a cost of $68/oz. This was achieved primarily by exploration activities across the portfolio.

For 2021, AngloGold Ashanti added 2.7Moz Ore Reserve before depletion. At Geita, a key asset for which extending the published Ore Reserve life is a priority, 0.8Moz of Ore Reserve were added, bringing a total of 2.2Moz added over the last two years. Iduapriem added 0.9Moz, Kibali added 0.5Moz and Sunrise Dam added 0.4Moz, all underpinned by an expansive exploration programme. There were steady gains totaling 0.5Moz in Ore Reserve added across the rest of the portfolio. On the greenfield front, the Company has declared a maiden Mineral Resource of 3.4Moz at Silicon in Nevada, USA. Following the acquisition of Corvus, completed on 18 January 2022, it is currently anticipated that the first production from the Nevada region will be realised in approximately three years.

As we continue to allocate capital to this important exploration and development programme, in addition to increased capital expenditure on TSFs (mainly in Brazil to comply with new legal requirements), sustaining capital is expected to remain at elevated levels of $300/oz between 2022 and 2024. In subsequent years, we expect this to return to normalised levels of about $200/oz.

Despite the challenging year, the Company achieved a number of key milestones:

Ore Reserve increased 2.7Moz before depletion, totaling 8.7Moz added over the last two years	☑
Free cash flow generation of $104m, in a transitional year further exacerbated by COVID-19 impacts	☑
H2 2021 final dividend of $60m or 14 US cents per share; full year 2021 dividend of $85m or 20 US cents per share (1% dividend yield)	☑
Improved balance sheet flexibility with new $750m, 7-year bond at a record low coupon for AGA of 3.375% per annum	☑
Inaugural Climate Change Report published, containing disclosure in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”)	☑
Progressed reinvestment at Geita, Tropicana and Iduapriem	☑
Signed a definitive agreement to acquire Corvus in late Q3 2021; transaction concluded on 18 January 2022	☑
Declared a maiden Mineral Resource at Silicon totaling 3.4Moz	☑
Phase 2 construction completed at Obuasi; continued to progress Phase 3 project works; underground mining activities recommenced	☑

Operating Model Change and Organisational Model Change

Upon commencing his role as CEO on 1 September, 2021, Alberto Calderon made the implementation of a new Operating Model a priority. The design of this new Operating Model, supported by a revised Organisational Structure across AngloGold Ashanti’s Corporate offices and global portfolio of assets, was completed by year-end and its implementation is ongoing.

Under the new Operating Model, AngloGold Ashanti has sought to:
•Empower the re-designed Business Units and have the right skills to achieve their objectives;
•Create clear accountability, with the right people at the right level, making the right decisions;
•Provide a clear mandate for the Corporate functions to set and govern minimum requirements for Business Units to deliver;
•Remove activity duplication, ensuring functional support roles are aggregated at only two levels in the organisation; and
•Leverage group-wide expertise and scale where needed, supporting operations to deliver on their plans.

This organisational re-design aims to optimise the size of the organisation and eliminate inefficiencies, including unnecessary duplication of roles. It aims to better align the objectives of the revenue-producing Business Units with AngloGold Ashanti’s overarching strategy, our values and our mandatory commitments, while assigning clear accountability for the delivery on our strategy. We expect to develop specific targets embedded in these initiatives to ultimately measure the success of the new Operating Model.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
6

The implementation of the new Operating Model is expected to provide the operations with all the operators and functional expertise necessary to safely deliver day-to-day production within budget on costs and volumes. Corporate functions were scaled back to focus on business strategy and vision, to define policies, standards and enterprise-wide frameworks, to provide support to the CEO and the Board of Directors of the Company and to only undertake those activities which, based upon scale and risk, add value. Central functional structures across the global footprint were streamlined from 526 positions in 2021 to 311 positions at the end of January 2022, producing expected annualised savings of approximately $40m across the group.

Retrenchment costs incurred for 2021 relating to the new Operating Model changes, amounted to $18m.

The Company also reinforced its leadership team, with three key external appointments in recent months adding significant experience in transformation, talent management, business improvement and mine planning, to a seasoned group of existing executives. The latest appointment of Terry Briggs, a 30-year veteran of the industry and currently Vice President: Planning at Newmont, as AngloGold Ashanti’s Chief Development Officer, will bring his extensive experience in oversight of planning, exploration and business development. Previous appointments include Lisa Ali, who joins on 1 April 2022 as Chief People Officer after a long career with senior leadership roles at BP and most recently Newcrest; and Marcelo Godoy, appointed in November 2021 as Chief Technology Officer from a senior leadership role at Newmont, where he served for nine years and latterly headed up exploration. These appointments will provide further impetus to the new Operating Model.

Full Asset Potential Review

Following the introduction and ongoing implementation of the new Operating Model, which is aimed to improve overall organisational effectiveness, AngloGold Ashanti has established a task team to undertake a Full Asset Potential Review across the portfolio. The process will be site led and owned with the overall programme designed and co-ordinated by the new Chief Technology Officer, who has significant experience with these types of programmes.

The key objective of this initiative is to complete a detailed analysis of each asset, including mine design and key operating parameters, to understand the reasons for the gap between current and best possible performance. The full assessment of each site will take approximately three months, and this will help identify key areas for performance improvement and allow a bespoke solution for implementation over the ensuing 18 to 24 months. This process – managed by the site leadership team – will be tracked until the full value of initiatives is realised. Sunrise Dam has been identified as the first site to undergo the process, followed by a further five sites in 2022. The remaining sites will be assessed in 2023.

OPERATING AND FINANCIAL FULL-YEAR REVIEW
The following amounts only include continuing operations, unless otherwise stated.

Production

Production for the year ended 31 December 2021 was 2.472Moz, which was within the revised guidance range issued in August 2021, at a total cash cost of $963/oz, compared to 2.806Moz at a total cash cost of $790/oz for the year ended 31 December 2020. Production was lower mainly due to the Company undertaking significant reinvestment across key assets, the temporary suspension of underground mining activities at Obuasi, the direct impact of COVID-19 in the first half of 2021, and secondary impacts of the pandemic, including on the mobility of labour, across the full year. AngloGold Ashanti ended the fourth quarter of 2021 on a stronger note, with production increasing 8% quarter-on-quarter from 613,000oz in the third quarter of 2021 to 659,000oz in the fourth quarter of 2021, underpinned by solid performances at Sunrise Dam (+19%), Tropicana (+16%), AGA Mineração (+14%), Serra Grande (+50%), Siguiri (+10%) and Iduapriem (+10%). The impact on production from COVID-19 was estimated at 47,000oz for the full year in 2021, compared to 59,000oz in 2020.

Costs

Total cash costs per ounce for the year were $963/oz compared with $790/oz for 2020. Total cash costs increased mainly due to lower gold production, the drawdown of ore stockpiles at certain operations, higher operating costs and inflationary pressures. Inflationary increases were mainly due to higher commodity prices and cost of services and labour.

All-in sustaining costs (“AISC”) for the year were $1,355/oz compared with $1,037/oz in 2020, mainly due to an increase in sustaining capital expenditure and higher total cash costs as described above. AISC for the year ended 2021 included an estimated $34/oz impact due to COVID-19 and an estimated $55/oz impact relating to the Brazilian TSF compliance programme.

Earnings

Basic earnings (profit attributable to equity shareholders) for the year ended 31 December 2021 were $622m, or 148 US cents per share, compared with $946m, or 225 US cents per share, for the year ended 31 December 2020.

Headline earnings for the year ended 31 December 2021 were $612m, or 146 US cents per share, compared with $1.0bn, or 238 US cents per share, for the year ended 31 December 2020. Headline earnings were lower year-on-year mainly due to lower gold production, higher operating and exploration costs, as well as other expenses related to care and maintenance at Obuasi ($45m), restructuring and related costs ($18m), foreign exchange ($43m) and costs associated with the tender offer for, and subsequent redemption of, the 5.125% notes due 2022 ($24m). These effects were partially offset by the marginally higher gold price received and lower net finance costs ($92m).

Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”) for the year ended 31 December 2021 was $1.801bn compared with $2.470bn for the year ended 31 December 2020. Adjusted EBITDA was lower year-on-year mainly due to lower ounces of gold sold and higher operating costs, partially offset by the marginally higher gold price received.

Cash Flow

Net cash inflow from operating activities decreased to $1.268bn for the year ended 31 December 2021, compared to $1.545bn for the year ended 31 December 2020. This decrease was mainly due to lower ounces of gold sold and higher operating costs, partially offset by the marginally higher gold price received, lower cash taxes, higher dividends received and favourable movements in working capital.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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The Company recorded a free cash flow of $104m for the year ended 31 December 2021, compared to a free cash flow of $743m for the year ended 31 December 2020. Free cash flow was lower mainly as a result of lower ounces of gold sold, higher capital expenditure recorded as the Company progressed its key investments across the portfolio and higher operating costs, partially offset by lower net finance costs, lower taxes, working capital inflows and a marginally higher gold price received.

Free cash flow before growth capital – the metric on which dividends are calculated – was $426m for the year ended 31 December 2021, compared to $1.0bn for the year ended 31 December 2020.

During the fourth quarter of 2021, Kibali Goldmines S.A. (the company which owns the Kibali gold mine) paid a dividend of $170m to its two shareholders - Kibali (Jersey) Limited, which is jointly owned by Barrick Gold Corporation (“Barrick”) and AngloGold Ashanti, and holds a 90% stake in Kibali Goldmines S.A.; and Société Minière de Kilo-Moto S.A. (“SOKIMO”), which is a DRC government parastatal entity, and holds a 10% stake in Kibali Goldmines S.A. The total amount of dividends distributed by Kibali Goldmines S.A. for the year ended 31 December 2021 amounted to $200m. In the fourth quarter of 2021, AngloGold Ashanti received a cash distribution of $107m from Kibali (Jersey) Limited, which was composed of a $69m dividend (net of withholding taxes) and $38m loan repayments. AngloGold Ashanti’s cumulative cash receipts from Kibali (Jersey) Limited for the year ended 31 December 2021 amounted to $231m, comprising $150m loan repayments and $81m dividends (net of withholding taxes). At 31 December 2021, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (“DRC”) was $499m. The cash and cash equivalents held at Kibali Goldmines S.A. are subject to various administrative steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC. The cash is fully available for the operational requirements of Kibali Goldmines S.A. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Free cash flow was further impacted by continued lock-ups of value added tax (“VAT”) at Geita and Kibali and export duties at Cerro Vanguardia (“CVSA”):
•In Tanzania, net overdue recoverable VAT input credit refunds decreased by $10m during the fourth quarter of 2021 to $142m at 31 December 2021 from $152m at 30 September 2021, as a result of offsetting verified VAT claims of $26m against corporate tax payments. The Company will continue offsetting verified VAT claims against corporate taxes.

•In the DRC, the Company's attributable share of the net recoverable VAT balance decreased by $1m during the fourth quarter of 2021 to $73m at 31 December 2021 from $74m at 30 September 2021.

•In Argentina, the Company recorded a $4m decrease in the export duty receivables during the fourth quarter of 2021 to a net amount of $19m at 31 December 2021 from $23m at 30 September 2021.

Cerro Vanguardia had a cash balance equivalent to $139m at 31 December 2021. During the fourth quarter of 2021, AngloGold Ashanti received an offshore dividend of $19m (net of withholding taxes) paid in US Dollars. Out of the $139m cash balance, monies equivalent to $131m are available to be paid to AngloGold Ashanti’s offshore and onshore investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute an offshore dividend of $114m to AngloGold Ashanti. While the approval is pending, the cash remains fully available for Cerro Vanguardia’s operational requirements.

On 21 February 2022, the Board approved a final dividend of ZAR 217 cents per share (approximately 14 US cents per share), in line with the dividend payout ratio of 20%, of free cash flow before growth capital expenditure.

Balance Sheet

Adjusted net debt declined by 10% from $850m at 30 June 2021 to $765m at 31 December 2021, and on a year-on-year basis increased 28% from $597m at 31 December 2020. The ratio of Adjusted net debt to Adjusted EBITDA was 0.42 times at 31 December 2021 compared to 0.24 times at 31 December 2020. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle. At 31 December 2021, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency revolving credit facility (“RCF”) of which $1,367m was undrawn, the $150m Geita RCF of which $40m was undrawn, the $65m Siguiri RCF of which $30m was undrawn, the South African R150m ($10m) RMB corporate overnight facility which was undrawn, and cash and cash equivalents of approximately $1.15bn. On 22 October 2021, a new $750m bond was issued by AngloGold Ashanti Holdings plc, which is fully and unconditionally guaranteed by AGA, with a 7-year tenor at a record low coupon for the Company of 3.375% per annum. The proceeds from the new bond were used to fund the repayment of the $750m, 5.125% notes due 2022 through a cash tender offer followed by the redemption of any remaining notes.

Capital Expenditure

Capital expenditure activities such as waste stripping at Tropicana, Iduapriem and Sunrise Dam’s Golden Delicious pit continued and remained on track. At Geita, the underground portal development at Geita Hill East progressed and mining operations started at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) increased by 45% year-on-year to $1.1bn in 2021, compared to $757m in 2020. This increase was largely due to a 57% increase in sustaining capital expenditure to $778m in 2021, from $497m in 2020, which includes $137m for the Brazil TSF conversion. Total growth capital expenditure increased by 24% to $322m in 2021 compared to $260m in 2020. The strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential, remains a key priority and is reflected in the higher sustaining capital expenditure recorded in 2021.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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SECOND HALF YEAR REVIEW
The following relates to continuing operations, unless otherwise stated.

Production for the second half of 2021 was 1.272Moz at a total cash cost of $925/oz, compared to 1.482Moz at a total cash cost of $807/oz for the last six months of 2020. AISC was $1,376/oz for the last six months of 2021, compared to $1,069/oz for the same period in 2020.

Net cash inflow from operating activities decreased to $801m for the second half of 2021, compared to $993m for the corresponding period in 2020.

Free cash flow of $129m was generated in the second half of 2021, compared to $566m for the second half of 2020. The Company generated $301m of free cash flow before growth capital during the last six months of 2021, compared to $679m during the second half of 2020.

For the last six months of 2021, basic earnings (profit attributable to equity shareholders) were $260m, or 62 US cents per share, compared to $564m, or 135 US cents per share, in the comparable period in 2020. Headline earnings for the second half of 2021 were $249m, or 59 US cents per share, versus $596m, or 142 US cents per share in the second half of 2020.

Adjusted EBITDA was $925m during the second half of 2021, compared to $1,434m during the second half of 2020.

Total capital expenditure in the second half of 2021 was $640m (including equity-accounted joint ventures), compared to $411m in the second half of 2020. During the second half of 2021, growth capital expenditure amounted to $172m, compared to $113m during the second half of 2020.

Summary of six months-on-six months and year-on-year operating and cost variations:
Particulars	Six months ended Dec 2021	Six months ended Dec 2020	% Variance six months vs prior year six months	Year ended Dec 2021	Year ended Dec 2020	% Variation year vs prior year
Operating review Gold
Production from continuing operations (kozs) (1)	1,272	1,482	(14)	2,472	2,806	(12)
Production from discontinued operations (kozs)	—	96	(100)	—	241	(100)
Production from continuing and discontinued operations (kozs)	1,272	1,578	(19)	2,472	3,047	(19)

Financial review

Gold price received per ounce ($/oz) (4)	1,792	1,895	(5)	1,796	1,778	1
Total cash costs per ounce ($/oz) (4)	925	807	15	963	790	22
Corporate & marketing costs ($m) (2)	36	32	13	73	68	7
Exploration & evaluation costs ($m)	104	68	53	164	124	32
Capital expenditure ($m)	640	411	56	1,100	757	45
All-in sustaining costs per ounce ($/oz) (3) (4)	1,376	1,069	29	1,355	1,037	31
All-in costs per ounce ($/oz) (3) (4)	1,631	1,209	35	1,577	1,185	33
Adjusted EBITDA ($m) (4)	925	1,434	(35)	1,801	2,470	(27)
Net cash inflow from operating activities ($m)	801	993	(19)	1,268	1,545	(18)
Free cash flow ($m) (4)	129	566	(77)	104	743	(86)
(1) Includes Obuasi.    (2) Includes administration and related expenses.
(3) World Gold Council standard.
(4) Refer to "Non-GAAP disclosure" following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2021 below and the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s annual financial statements for the year ended 31 December 2020, for definitions.

OUTLOOK

2022 Guidance
Looking ahead, the Company’s production is expected to be second-half weighted, with unit costs expected to decline into the second half of 2022.

Group guidance for production is expected to be 2.55Moz to 2.80Moz, with the majority of the production growth coming from Obuasi. Over the rest of the portfolio, we see some marginal improvements in production at Tropicana, Sunrise Dam, Iduapriem and Siguiri, and expect consistent performances at the remaining assets.

Total cash costs are expected to be $925/oz to $1,015/oz and AISC are expected to be $1,295/oz to $1,425/oz. The total cash cost forecasts for 2022 are impacted by inflationary pressures on the back of oil, consumables and logistics causing these increases, with AISC affected by elevated levels of sustaining capital in line with the prior year. Management anticipates that most of these inflationary pressures will be mitigated by the achievement of cost reductions from the new Operating Model implementation and the Full Asset Potential Review, as well as by proactive supply chain management.

Total capital expenditure is forecast between $1,050m to $1,150m, with sustaining capital forecast between $770m and $840m and non-sustaining capital between $280m and $310m. We continue to progress our reinvestment programme aimed at pursuing key growth-driven brownfields projects across the portfolio. The Company’s TSFs in Brazil are in the process of being converted to dry-stacking operations in advance of the decommissioning of our existing TSFs in Brazil. Capital allocated to this TSF programme in 2022 is estimated at approximately $70m. Sustaining capital is estimated at around $300/oz.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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For non-sustaining capital approximately $100m has been allocated to Obuasi for Phase 3, approximately $80m at Tropicana as we progress the final cutback at Havana, and approximately $60m at Iduapriem has been allocated to construct a new TSF. The balance will be spread among Geita, Siguiri and Colombia. Colombia expenditure focuses on concluding the studies with no project expenditure included in the current guidance. Non-sustaining capital is weighted towards the first half of 2022, mainly as a result of the spend at Tropicana anticipated to be incurred in the first half of 2022.

Expensed exploration and study costs are guided in line with previous levels with an additional $42m for North America.

Key risks facing the business include the continued spread of COVID-19 and inflationary pressures. The business is working proactively to mitigate this impact though the implementation of the new Operating Model, which is aimed at improving operating efficiencies, the continuous Operational Excellence programme in place, and the Full Asset Potential Review initiated across the portfolio.

The Company provides the following guidance for 2022:

2022
Guidance
Production (000oz)		2,550 - 2,800
Costs	All-in sustaining costs ($/oz)	1,295 - 1,425
	Total cash costs ($/oz)	925 - 1,015
Capital expenditure	Total ($m)	1,050 - 1,150
	Sustaining capital expenditure ($m)	770 - 840
	Non-sustaining capital expenditure ($m)	280 - 310
Corporate administration, marketing and related expenses ($m)		75 - 85
Expensed exploration and study costs ($m)		210 - 240
Depreciation and amortisation ($m)		690 - 740
Interest and finance costs - income statement ($m)		115 - 125
Other operating expenses ($m)		45 - 55

Economic assumptions for 2022 are as follows: $/A$0.76, BRL5.30/$, AP133.00/$, ZAR15.00/$; and Brent $80/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi Redevelopment Project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (“SEC”).

Nevada Strategy
AngloGold Ashanti completed its acquisition of Corvus on 18 January 2022, consolidating much of the largest new gold district in Nevada. This provides AngloGold Ashanti the opportunity to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in a premier mining jurisdiction.

As the Company has previously indicated, the consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure, including water rights, adjacent concessions and processing facilities. The combined asset base also allows for unified engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community. Following the completion of the Corvus transaction, water rights that will form an important part of the district’s development, have transferred to AngloGold Ashanti.

The Company’s conceptual development plan for the district envisions the North Bullfrog deposit – previously owned by Corvus – being developed first, with initial production expected in the next three years. This is expected to be followed by AngloGold Ashanti’s Silicon deposit – which has declared a maiden 3.4Moz Mineral Resource – and then potentially the Merlin target near Silicon. The timing for mining activities at the Mother Lode deposit is expected to commence only in the long term after the Company completes additional study work. This initial development schedule is expected to be supplemented by various other prospective deposits being explored across the tenement.

It is expected that deposits will be developed in a modular fashion, mined initially as open pits and processed using heap leach and gravity recovery where applicable. This pathway provides the opportunity for project capital expenditure intensity to develop – in a staged fashion – a district is expected to yield more than 300,000oz of annual production over more than a decade, at a Tier One cost structure. Sulphide processing and underground mining will be evaluated in the longer term.

AngloGold Ashanti’s technical team has initiated the process of evaluating Corvus Mineral Resource. For 2022, multiple activities are planned to take place in the district, with requisite drilling underway at North Bullfrog and Silicon, with an aim to convert Mineral Resource to Ore Reserve. We also plan to commence a pre-feasibility study at Silicon and initiate a concept study for the Merlin deposit. The permitting process for North Bullfrog is expected to commence in the first half of 2022. Importantly, given the various deposits across the tenement, our approach to mapping these deposits is expected to take place over a number of years in a staged and de-risked manner.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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SAFETY UPDATE
The Company recorded a fatality-free second half of 2021, following two fatalities recorded during the first half of the year.

The All-injury frequency rate (“AIFR”), the broadest measure of workplace safety, increased to 2.13 injuries per million hours worked for the year ended 31 December 2021, compared to 1.68 injuries per million hours worked for the year ended 31 December 2020. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors). The increase in AIFR is largely due to an increase in low consequence incidents, particularly at the Australian operations, Serra Grande and Córrego do Sítio. Actions have been implemented to address this recent increase.

From a benchmarking perspective, the Company's AIFR for the year ended 31 December 2021 is well aligned with the International Council on Metals and Minerals (“ICMM”) member companies’ average and with our peer companies. Our safe production strategy continues at all operations, with a focus on intensifying our employees’ focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti's safety improvement.

COVID-19
AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

All operations now have access to vaccines. We believe that about 85% of the workforce was fully vaccinated (excluding boosters) by the end of 2021. While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 presented challenges with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

During 2021, Cerro Vanguardia operated with limited mining capacity largely due to the impact of COVID-19 and resulting restrictions related to moving personnel to and from the site. However, during the second half of 2021 we saw an improvement in the operation, which was largely due to the utilisation of the newly expanded on-site accommodation, as the camp can now safely host an increased number of employees on site for longer periods of time.

The impact on production from COVID-19 was estimated at 47,000oz for 2021. The COVID-19 impact on AISC was estimated at $34/oz (including $17/oz related to estimated additional cost impacts and $17/oz related to estimated lost production) for 2021.

OPERATING HIGHLIGHTS
The Africa operations produced 1.419Moz at a total cash cost of $904/oz for the year ended 31 December 2021, compared to 1.603Moz at a total cash cost of $757/oz for the year ended 31 December 2020, as the region continued to implement its re-investment programme. Mainly as a result of the lower production, the region’s AISC was $1,161/oz for the year ended 31 December 2021, compared to $935/oz for the year ended 31 December 2020.

In Ghana, Iduapriem’s production was 202,000oz at a total cash cost of $1,081/oz for the year ended 31 December 2021, compared to 275,000oz at a total cash cost of $731/oz for the year ended 31 December 2020. Production was impacted by lower grades from the depletion of ore in Cut 1 and delayed waste stripping at Cut 2 of the Teberebie pit, as well as the impact of a drawdown on stockpiles. Total cash costs increased mainly due to lower production and ore stockpile movements. This increase was partly offset by a significant amount of waste stripping capitalised at Teberebie Cut 2 in 2021 compared to 2020, together with a decrease in royalties due to lower volumes sold.

Obuasi produced 108,000oz for the year ended 31 December 2021 at a total cash cost of $1,112/oz. Underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45m were incurred at Obuasi during 2021. Phase 3 of the redevelopment project, to refurbish existing infrastructure around the KMS Shaft as well as to service the mine in deeper production areas, has progressed during 2021 and will continue as planned through to the end of 2023.

In Tanzania, Geita produced 486,000oz at a total cash cost of $822/oz for the year ended 31 December 2021, compared to 623,000oz at a total cash cost of $641/oz for the year ended 31 December 2020. Gold production was lower year-on-year, as planned, due to mining lower grades and the drawdown on stockpiles, as significant reinvestments progressed across the Geita lease during the year. Total cash costs increased mainly due to lower grades, together with the depletion of ore stockpiles in 2021 compared to an increase in ore stockpiles during 2020. This increase was partly offset by lower royalty costs and improved efficiencies in that more open pit tonnes were mined in 2021 at a lower rate per tonne than in 2020.

In Guinea, production improved year-on-year with Siguiri delivering 258,000oz at a total cash cost of $1,200/oz for the year ended 31 December 2021, compared to 214,000oz at a total cash cost of $1,293/oz for the year ended 31 December 2020. The increase in production was due to an improvement in recovered grade which is attributable to improved plant recoveries as a result of the carbon-in-leach (“CIL”) conversion done at the end of 2020 and the commencement of processing Block 2 material in the second half of 2021. Total cash costs decreased year-on-year mainly as a result of higher production, partially offset by higher operating costs, increases on fuel and reagent costs, and higher royalties from additional volumes sold for the year.

In the DRC, Kibali produced 365,000oz at a total cash cost of $647/oz for the year ended 31 December 2021, compared to 364,000oz at a total cash cost of $629/oz for the year ended 31 December 2020. The mine delivered a good overall performance from the metallurgical plant, with increased tonnage during 2021, driven by higher open pit tonnes mined as compared to 2020. Total cash costs increased mainly as a result of lower open-pit recovered grades, unfavourable movements in stockpiles, higher royalties due to an increase in the gold price received, and additional reagent consumption, as compared to 2020.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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In the Americas, production was 559,000oz at a total cash cost of $921/oz for the year ended 31 December 2021, compared to 649,000oz at a total cash cost of $721/oz for the year ended 31 December 2020. The region’s AISC was $1,587/oz for the year ended 31 December 2021, compared to $1,003/oz for the year ended 31 December 2020.

In Brazil, production at AGA Mineração was 331,000oz at a total cash cost of $858/oz for the year ended 31 December 2021, compared to 362,000oz at a total cash cost of $747/oz for the year ended 31 December 2020. The Córrego do Sítio complex was impacted by challenges in the crushing and milling circuit and lower tonnes of ore treated. Production was also adversely impacted by a 7-day strike by mine workers in September 2021. At the Cuiabá complex, there was an increase in tonnes of ore treated year-on-year, which was partially offset by lower grades. Total cash costs increased mainly due to lower production and inflationary pressures mainly due to higher commodity prices (oil, iron ore and construction materials) and costs of services and labour. These costs were partially offset by higher sulphuric acid by-product revenue and lower royalty costs due to lower volumes sold.

At Serra Grande, production was 83,000oz at a total cash cost of $1,192/oz for the year ended 31 December 2021 compared to 114,000oz at a total cash cost of $665/oz for the year ended 31 December 2020. Production decreased year-on-year mainly due to lower tonnage resulting from various delays in accessing mine stopes, as well as lower feed grades, the negative impact of COVID-19 on mining operations as well as operational impacts of the fatality that occurred in February 2021. The production performance in the second half of 2021 was further impacted by stabilisation challenges during the commissioning of the new filter process as work is underway towards the conversion of the TSFs to dry-stacking operations. Total cash costs increased mainly due to lower production, inflationary pressures and inefficiencies. Inflationary increases were mainly due to higher commodity prices and cost of services and labour. Inefficiencies were mainly caused by higher absenteeism due to COVID- 19 and the various production challenges encountered during the year.

In Argentina, Cerro Vanguardia produced 145,000oz at a total cash cost of $894/oz for the year ended 31 December 2021, compared to 173,000oz at a total cash cost of $699/oz for the year ended 31 December 2020. Production was down year-on-year mainly due to the effect of lower grades as per the mine plan for 2021 as well as COVID-19 related limitations and restrictions that affect the mine’s ability to operate at full capacity. Total cash costs were higher year-on-year mainly due to salary increases, additional costs relating to COVID-19 tests and other related medical costs in line with protocols and higher materials consumption (such as fuel, explosives and spare parts) as a result of higher tonnes mined. The increase was partially offset by the favourable movement in the exchange rate of the Argentinean Peso against the US Dollar and higher by-product income derived from higher silver sold.

The Australia operations produced 494,000oz at a total cash cost of $1,196/oz for the year ended 31 December 2021, compared to 554,000oz at a total cash cost of $968/oz for the year ended 31 December 2020. The region’s AISC was $1,500/oz for the year ended 31 December 2021, compared to $1,225/oz for the year ended 31 December 2020.

Sunrise Dam produced 229,000oz at a total cash cost of $1,321/oz for the year ended 31 December 2021, compared to 256,000oz at a total cash cost of $1,069/oz for the year ended 31 December 2020. Production was impacted by lower head grade and a decrease in metallurgical recovery, which was partially offset by higher tonnes mined in the underground mine. Mine-to-mill grade reconciliations stabilised during the second half of 2021 and access to higher-grade underground ore was achieved at the end of 2021 in the newly accessed Frankie orebody. Total cash costs were higher year-on-year primarily due to lower production and inflationary increases on mining costs (mainly higher cost of labour due to critical skill shortages), partially offset by lower royalty costs.

At Tropicana, production was 265,000oz at a total cash cost of $987/oz for the year ended 31 December 2021, compared to 298,000oz at a total cash cost of $807/oz for the year ended 31 December 2020. Production was lower year-on-year due to a lower mill feed grade as stockpile drawdowns increased while mining focused on waste removal in the Havana Stage 2 Cutback. Production has also been adversely impacted by the wall failure in the Boston Shaker open pit in June 2021, which delayed higher grade ore delivery. Tropicana has also been affected by labour market shortages which have had an impact on open pit and underground material movement. The increase in total cash cost was mainly due to lower grades, inventory movements and the impact of higher underground and open pit mining costs. The Boston Shaker underground mine continued to ramp up to full production during 2021 with grade control drilling advancing ahead of the mining schedule.

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 2 construction of the Obuasi redevelopment project was completed at the end of December 2021. Underground stoping resumed at Obuasi in mid-October 2021. Gold production from underground ore sources has resumed in the first quarter of 2022. The safe ramp-up to the full mining rate of 4,000 tonnes per day is expected to be achieved by the end of the first half of 2022.

As previously flagged, a comprehensive series of protocols have been introduced to supplement existing operating procedures at the Obuasi mine. It is estimated that these supplementary operating procedures will add about $10 to $20 per tonne to the mine’s operating costs, or about $50/oz. External consultants will continue their review of future mining areas.

Phase 3 of the project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, has progressed during 2021 and will continue as planned through to the end of 2023.

Quebradona
As reported in our third quarter market update report published on 8 November 2021, Colombia’s environmental agency (“ANLA”) took the decision to archive our environmental licence application relating to the Quebradona project. AngloGold Ashanti has filed an appeal seeking to secure further details on the specific additional information the agency would require in order to be able to prepare a licence submission that would meet the agency's requirements.

The Colombia team has started a thorough review and analysis of the items and further information identified as part of ANLA’s archiving decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona in due course.

Gramalote
At Gramalote, following a review of the feasibility study work completed in early 2021, the joint operation partners, AngloGold Ashanti and B2Gold Corp (“B2Gold”), believe that there is potential to improve the economics of the project by revisiting the original Gramalote project

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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design included in the existing mining permit and further optimising project design. The joint operation partners believe that further value could be created through additional drilling of the Inferred portions of the Mineral Resource area that has been completed to date, both within and adjacent to the designed pit. A Mineral Resource update is expected in early 2022. The delivery of the final feasibility study results for the project is currently expected by the end of the second quarter of 2022.

CORPORATE UPDATE

Board Change
On 18 November 2021, the Company announced the appointment of Scott P. Lawson as an independent non-executive director of the Company with effect from 1 December 2021. Mr. Lawson serves as a member of the Investment Committee and the Social, Ethics and Sustainability Committee of the Board of Directors (“Board”).

Mr. Lawson served as the Executive Vice President and Chief Integration Officer for Newmont Mining Corporation until January 2020. Prior to this, he served as Executive Vice President and Chief Technology Officer and in other senior technical roles at Newmont Mining for seven years.

He spent 22 years with the international mining group Rio Tinto serving in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Kennecott Utah Copper. He started his career with Barrick. Mr. Lawson graduated with a Bachelor of Science, Civil Engineering at the University of Utah and earned his Master of Business Administration at the University of Phoenix.

Executive Committee Changes
AngloGold Ashanti today announced that Chief Financial Officer, Christine Ramon, has elected to take early retirement from her current role in June 2022, as she takes time after the death of her husband last year, to spend more time with her family in the near term.

Ms. Ramon was appointed Chief Financial Officer and Executive Director of AngloGold Ashanti in October 2014 and held the position of interim Chief Executive Officer from 1 September 2020 to 31 August 2021.

During her tenure, marked by sharp debt reduction, improved liquidity and careful allocation of capital, Ms. Ramon played a vital role in improving the health of AngloGold Ashanti’s balance sheet. Her careful stewardship of the Company as interim Chief Executive Officer, during the worst of the COVID-19 pandemic and during a period of significant loss for her family, demonstrated her steadfastness and commitment to AngloGold Ashanti’s values and its people. A process to identify her replacement will commence, with a view to enabling a smooth transition to her successor.

On 12 November 2021, the Company appointed Vaughan Chamberlain as Acting Chief Development Officer and as an interim member of its Executive Committee.

AngloGold Ashanti is pleased to announce the appointment of Terry Briggs as Chief Development Officer of the Company and a member of its Executive Committee. Mr. Briggs will be joining in April 2022 from Newmont Corporation, where he is currently Vice President Planning, Corporate Business Planning. He has spent 13 years at the company in senior management roles including as General Manager of Regional Integration in the South American leadership team, Senior Director of Corporate Development and Director of Resource Development. Prior to his career at Newmont, he held a range of operating and technical roles at Gold Fields, Oz Minerals, Dundee Precious Metals and Teck. His portfolio at AngloGold Ashanti will include Corporate Strategy and Business Planning, Business Development and greenfields exploration. He holds a Bachelor of Science degree and a Master’s degree in Engineering.

The Chief Operating Officer role has been consolidated into a single portfolio under Ludwig Eybers, who previously held the position of Chief Operating Officer: International. Mr. Eybers was previously AngloGold Ashanti’s Senior Vice President Technical and Senior Vice President for Africa from 1 December 2014. Prior to joining AngloGold Ashanti, he was also general manager of Gold Fields’ Tarkwa mine in Ghana from April 2007 to January 2009.

Sicelo Ntuli, formerly Chief Operating Officer: Africa since 1 January 2019, has chosen to pursue other interests after a distinguished career at AngloGold Ashanti. Mr. Ntuli, who held a number of corporate, technical and operating roles in the Company over about two decades, most recently led the Africa region through a challenging period including navigating the COVID-19 pandemic. He has helped ensure our Africa portfolio remains a vital part of the Company’s global operating base and leaves an important legacy of improved safety across the Africa mines.

Company Secretary
On 20 December 2021, the Company advised shareholders that Ms. Lucy Mokoka has resigned as Group Company Secretary of AngloGold Ashanti with effect from 31 December 2021. The Board has appointed Ms. Leeanne Goliath as Group Company Secretary of AngloGold Ashanti with effect from 1 January 2022.

AngloGold Ashanti Announces Completion of Acquisition of Corvus
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus pursuant to which AngloGold Ashanti acquired the remaining 80.5% of common shares of Corvus which AngloGold Ashanti did not already own.

Climate Change Disclosure and Commitment
In an open letter by the CEOs of companies which are members of the ICMM on 5 October 2021, as an ICMM member, AngloGold Ashanti was part of making a landmark climate change commitment to achieve net zero greenhouse gas emissions (“GHG”) by 2050 or sooner.

In 2008, AngloGold Ashanti targeted a 30% reduction in the GHG emission intensity of its portfolio by 2022, from a 2007 base. This target was reached by 2018, and at the end of 2021 GHG emission intensity was 46.6% below 2007. The emission reductions are due to changes in the Company’s asset mix, as well as from energy-efficiency and fuel switching projects. In fact, absolute carbon emissions in 2021 declined by 41% to 1.39Mt compared to 2020, after the sale of our South African assets. This represents a 69% reduction in GHG since GHG emissions targeting started in 2008. We are also tracking the carbon intensity of our energy mix by measuring GHG emissions per

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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Gigajoule (“GJ”) of energy used. This measure improved by 31% year-on-year in 2021 to approximately 63 kilograms of CO2e emitted per GJ of energy compared to 2020 as a lower proportion of our operations are powered by fossil energy sources.

On 23 December 2021, the Company published its inaugural Climate Change Report 2020/21 in line with the guidelines and recommendation of the Task Force on Climate-Related Financial Disclosures (“TCFD”). Going forward, we will continue to report in line with the Company's commitments set in terms of the TCFD guidelines.

AngloGold Ashanti's Bond Refinancing Transaction
On 22 October 2021, AngloGold Ashanti completed an offering of $750m aggregate principal amount of 3.375% notes due 2028. The notes were issued by AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by the Company. Issuance costs of $11m were offset against the bond proceeds.

On 18 October 2021, the Issuer also launched a cash tender offer for its $750m aggregate principal amount of 5.125% notes due 2022 (the “Existing Notes”). Following expiration of the tender offer, the Issuer repurchased $307,136,000 aggregate principal amount of Existing Notes at a purchase price of $317,735,263. Subsequently, on 26 November 2021, the Issuer redeemed the remaining outstanding Existing Notes (which had not been validly tendered and accepted for payment in such tender offer) at a redemption price of $456,451,068 plus accrued and unpaid interest on the principal amount of the notes of $7,250,360. A once-off early settlement premium of $24m was incurred.

Change in External Auditor
On 19 November 2021, the Company advised shareholders that following the conclusion of a comprehensive tender process, the Audit and Risk Committee has recommended the proposed appointment of PricewaterhouseCoopers Inc. (PwC) as the external auditor of AngloGold Ashanti with effect from the financial year 2023. The change in external auditor was initiated by AngloGold Ashanti’s decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the annual general meeting of the Company scheduled for May 2022. Ernst & Young Inc. (EY) will continue as external auditor of AngloGold Ashanti in respect of the financial years 2021 and 2022.

Kibali Customs Dispute
At the end of January and in early February 2022, Kibali Goldmines S.A. received fifteen claims from the DRC customs authorities (Direction Générale des Douanes et Accises – “Customs Authority”) covering a number of customs duties issues. The Customs Authority claims that incorrect import duty tariffs have been applied to the import of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines S.A., which was granted under the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339m (AngloGold Ashanti attributable share: $153m). Kibali Goldmines S.A. has examined the Customs Authority claims and concluded that they are without merit. These items which are now being regarded as contentious by the Customs Authority were handled for many years by the DRC authorities in a manner consistent with our treatment of such items, and where relevant, in line with ministerial instruction letters. Kibali Goldmines S.A. will vigorously defend its position that the Customs Authority claims are unfounded.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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MINERAL RESOURCE AND ORE RESERVE

The Mineral Resource and Ore Reserve for AngloGold Ashanti are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition) and Section 12.13 of the JSE Listings Requirements (as updated from time to time).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with the SAMREC Code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden Mineral Resource declaration for Silicon. The Company will however continue to provide the high level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.

Mineral Resource and Ore Reserve estimates are reported as at 31 December 2021 and are net of 2021 production depletion. The Mineral Resource, as reported, is inclusive of the Ore Reserve component unless otherwise stated. Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting. Rounding off of numbers may result in computational discrepancies in the Mineral Resource and Ore Reserve tabulations. All ounces are Troy ounces.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.

PRICE
The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

In the case of Sunrise Dam, the 2021 Ore Reserve estimate reflects that the mine is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move towards realising the full asset potential. The Ore Reserve has been evaluated economically and shown to be cashflow positive at a $1,500/oz gold price, however, the inventory used to develop the Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore Reserve life.

Gold Price
The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

		Local prices of gold
	Gold Price	Australia	Brazil	Argentina	Colombia
	US$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2021 Ore Reserve	1,200	1,633	6,182	134,452	3,849,000
2020 Ore Reserve	1,200	1,604	5,510	119,631	4,096,877
2021 Mineral Resource	1,500	2,072	7,940	173,065	5,336,250
2020 Mineral Resource	1,500	2,170	7,682	142,507	5,094,827

Copper Price
The following copper price was used as a basis for estimation in the December 2021 declaration:

@kerry	Copper Price US$/lb	Copper Price COP/lb

2021 Ore Reserve	2.90	9,302
2020 Ore Reserve	2.65	9,047
2021 Mineral Resource	3.50	12,451
2020 Mineral Resource	3.30	11,209

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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MINERAL RESOURCE

Gold:

The AngloGold Ashanti Mineral Resource reduced from 124.5Moz in December 2020 to 123.2Moz in December 2021. This annual net decrease of 1.3Moz includes depletion of 2.9Moz, the relinquishment of the lease for Obuasi’s Anyankyirem open pit of 0.4Moz, changes in economic assumptions of 2.3Moz and other factors of 1.4Moz (including the write off of AGA Mineração Nova Lima Sul of 0.6Moz). This decrease was partially offset by additions due to exploration and modelling changes of 5.7Moz. The Mineral Resource was estimated using a gold price of US$1,500/oz, unless otherwise stated (2020: US$1,500/oz).

MINERAL RESOURCE - GOLD		Moz
Mineral Resource as at 31 December 2020		124.5
Disposal	At Obuasi, the Anyankyirem open pit mining lease was relinquished.	(0.4)
	Sub Total	124.1
Depletions		(2.9)
	Sub Total	121.2
Additions
Silicon	A maiden Mineral Resource was declared after the completion of a positive Conceptual Study based on the Greenfields exploration success.	3.4
Geita	Increase due to ongoing grade control and successful exploration activities. Following a review of mining cost for 2021 the resultant reduction in cost led to further increases.	0.9
Sunrise Dam	Increase due to ongoing advanced grade control and exploration activities partially offset by minor local changes in gold price and an overall increase in costs.	0.7
Kibali	Changes were largely as a result of exploration, with gains seen in the open pits, as well as from the extensions to the 5000 and 9000 lodes in the underground mine. This was slightly offset by losses due to cost increases as a result of changes to cut-off grades to reflect current market realities and adjustments made for each oxidation state.	0.6
Other	Additions less than 0.5Moz	0.3
	Sub Total	127.1
Reductions
Obuasi	Changes primarily due to model changes in the historic mining areas in the north of the mine which accounted for an overall reduction.	(2.2)
Iduapriem	New grade control drilling at Block 3W resulted in a decrease in model grade and re-interpretation of the intrusives in the deeper portions of Blocks 7 and 8 resulted in further losses. These were partially offset by lower costs resulting from a new long-term contract resulting in additions.	(0.6)
Other	Reductions less than 0.5Moz	(1.1)
Mineral Resource as at 31 December 2021		123.2

Copper:

The AngloGold Ashanti Mineral Resource reduced from 4.39Mt (9,677Mlb) in December 2020 to 4.26Mt (9,384Mlb) in December 2021 due to methodology changes of 0.13Mt (293Mlb). The Mineral Resource was estimated at a copper price of US$3.50/lb (2020: US$3.30/lb).

MINERAL RESOURCE - COPPER		Mt	Mlb
Mineral Resource as at 31 December 2020		4.39	9,677
Reductions
Quebradona	Decreases resulted from the remodelling of the orebody including three new drillholes.	(0.13)	(293)
Mineral Resource as at 31 December 2021		4.26	9,384

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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ORE RESERVE

Gold:

The AngloGold Ashanti Ore Reserve increased from 29.7Moz in December 2020 to 29.8Moz in December 2021. This annual net increase of 0.1Moz includes additions due to exploration and modelling changes of 4.1Moz. This increase was partially offset by depletion of 2.6Moz and reductions due to other factors of 1.4Moz. The Ore Reserve was estimated using a gold price of US$1,200/oz, unless otherwise stated (2020: US$1,200/oz).

ORE RESERVE - GOLD		Moz
Ore Reserve as at 31 December 2020		29.7
Depletions		(2.6)
	Sub Total	27.1
Additions
Iduapriem	The net increase is primarily due to the decrease in costs resulting from signing a new mining contract.	0.9
Geita	The significant increase is mainly due to ongoing exploration success resulting in larger pit designs.	0.8
Kibali	As a result of the conversion of the 3000 & 5000 lodes down plunge in the Karagba, Chauffeur and Durba (KCD) underground mine and the addition of the Oere and Pamao South pits due to exploration successes.	0.5
Sunrise Dam	Due to an increase in the planning price from $1,200/oz to $1,500/oz. Further increases due to exploration success and revised methodology for underground optimisation which were partially offset by more conservative extraction ratios and metallurgical parameters.	0.4
Other	Additions less than 0.3Moz	0.5
	Sub Total	30.2
Reductions
Obuasi	Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease which was partially offset by methodology changes.	(0.4)
Other	Reductions less than 0.3Moz	0.0
Ore Reserve as at 31 December 2021		29.8

Copper:

The AngloGold Ashanti Ore Reserve increased from 1.41Mt (3,105Mlb) in December 2020 to 1.47Mt (3,250Mlb) in December 2021. This gross annual increase of 0.07Mt (145Mlb) is due to methodology changes. The Ore Reserve was estimated at a copper price of US$2.90/lb (2020: US$2.65/lb).

ORE RESERVE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2020		1.41	3,105
Additions
Quebradona	Result of an update in the Mineral Resource model due to three new drill holes, in addition to revised Ore Reserve categorisation based on conditional simulation.	0.07	145
Ore Reserve as at 31 December 2021		1.47	3,250

BY-PRODUCTS

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.43Mt of sulphur from Brazil, 20.5Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.
CORPORATE GOVERNANCE
AngloGold Ashanti has an established Mineral Resource and Ore Reserve Steering Committee ("RRSC"), which is responsible for setting and overseeing the Company’s Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

The Audit and Risk Committee as well as the Investment Committee of the Board review the Mineral Resource and Ore Reserve and make a recommendation to the Board. The Board provides the final approval for the Mineral Resource and Ore Reserve.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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For more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. In 2021, the following operations were subject to an external review in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:

•Mineral Resource and Ore Reserve at Iduapriem
•Mineral Resource and Ore Reserve at Obuasi
•Mineral Resource and Ore Reserve at Kibali
•Mineral Resource and Ore Reserve at Serra Grande
•Mineral Resource and Ore Reserve at Sunrise Dam
•Mineral Resource and Ore Reserve at Tropicana

The external reviews were conducted by SRK Consulting for the mines operated by AngloGold Ashanti. Certificates of sign-off have been received for all AngloGold Ashanti managed operations and projects to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code. In the case of Kibali, an independent technical review of the annual Mineral Resource and Ore Reserve estimates was undertaken by RSC Mining and Mineral Exploration on behalf of the managing partner Barrick Gold Corporation (“Barrick”) and identified no fatal flaws.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 ("SOX").

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System ("RCubed") for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the SEC under the SK-1300 rule and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company’s RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

COMPETENT PERSONS
The information in this report relating to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (which uses Competent Persons employed by Barrick) and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all the Ore Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, Mr. VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mr. VA Chamberlain has 34 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. Mr. VA Chamberlain consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. These will be detailed in the 2021 Mineral Resource and Ore Reserve report.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website www.anglogoldashanti.com and www.aga-reports.com.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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MINERAL RESOURCE BY OPERATION /PROJECT (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2021	Category	million	g/t	Tonnes	Moz
Kibali	Measured	21.42	3.84	82.31	2.65
	Indicated	41.94	3.18	133.59	4.29
	Inferred	10.29	2.70	27.74	0.89
	Total	73.65	3.31	243.63	7.83
Iduapriem	Measured	3.67	0.70	2.56	0.08
	Indicated	99.21	1.41	140.04	4.50
	Inferred	27.34	1.47	40.24	1.29
	Total	130.22	1.40	182.84	5.88
Obuasi	Measured	6.91	9.49	65.60	2.11
	Indicated	52.26	7.53	393.45	12.65
	Inferred	50.15	7.47	374.66	12.05
	Total	109.32	7.63	833.70	26.80
Siguiri	Measured	17.91	0.63	11.36	0.37
	Indicated	114.22	1.03	117.18	3.77
	Inferred	60.91	1.15	70.06	2.25
	Total	193.04	1.03	198.59	6.38
Geita	Measured	6.53	4.48	29.21	0.94
	Indicated	53.51	2.34	125.39	4.03
	Inferred	30.48	3.32	101.29	3.26
	Total	90.51	2.83	255.89	8.23
Cerro Vanguardia	Measured	7.69	2.12	16.27	0.52
	Indicated	27.08	2.28	61.69	1.98
	Inferred	4.96	2.35	11.65	0.37
	Total	39.74	2.26	89.61	2.88
Silicon	Measured	—		—	—
	Indicated	—		—	—
	Inferred	120.44	0.87	104.96	3.37
	Total	120.44	0.87	104.96	3.37
AGA Mineração - Córrego do Sítio	Measured	2.73	3.21	8.75	0.28
	Indicated	8.43	3.37	28.43	0.91
	Inferred	16.96	3.91	66.29	2.13
	Total	28.11	3.68	103.46	3.33
AGA Mineração - Cuiabá	Measured	7.03	7.32	51.47	1.65
	Indicated	9.18	6.05	55.58	1.79
	Inferred	12.87	4.94	63.63	2.05
	Total	29.08	5.87	170.68	5.49
AGA Mineração - Lamego	Measured	2.75	3.19	8.79	0.28
	Indicated	3.58	2.73	9.77	0.31
	Inferred	4.92	3.01	14.80	0.48
	Total	11.26	2.96	33.36	1.07
Serra Grande	Measured	7.52	3.03	22.81	0.73
	Indicated	13.36	2.88	38.43	1.24
	Inferred	21.30	2.70	57.50	1.85
	Total	42.18	2.81	118.74	3.82
Gramalote	Measured	—	—	—	—
	Indicated	81.29	0.75	61.14	1.97
	Inferred	62.59	0.52	32.55	1.05
	Total	143.87	0.65	93.69	3.01

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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MINERAL RESOURCE BY OPERATION /PROJECT (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE CONTINUED - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2021	Category	million	g/t	Tonnes	Moz
La Colosa	Measured	—	—	—	—
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
	Total	1,051.38	0.84	881.17	28.33
Quebradona	Measured	86.74	0.50	43.79	1.41
	Indicated	227.33	0.46	103.87	3.34
	Inferred	305.94	0.23	70.64	2.27
	Total	620.02	0.35	218.30	7.02
Sunrise Dam	Measured	24.08	1.58	37.93	1.22
	Indicated	25.90	1.88	48.82	1.57
	Inferred	23.60	2.36	55.67	1.79
	Total	73.58	1.94	142.42	4.58
Butcher Well	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	2.69	3.77	10.14	0.33
	Total	2.69	3.77	10.14	0.33
Tropicana	Measured	32.00	1.18	37.81	1.22
	Indicated	32.54	1.61	52.42	1.69
	Inferred	23.78	2.57	61.02	1.96
	Total	88.33	1.71	151.26	4.86
AngloGold Ashanti	Measured	226.98	1.84	418.66	13.46
	Indicated	1,623.33	1.29	2,096.11	67.39
	Inferred	997.11	1.32	1,317.67	42.36
	Total	2,847.42	1.35	3,832.44	123.22

MINERAL RESOURCE BY OPERATION /PROJECT (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2021	Category	million	%Cu	Tonnes	Mlb
Quebradona	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	620.02	0.69	4.26	9,384
AngloGold Ashanti	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	620.02	0.69	4.26	9,384

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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MINERAL RESOURCE BY OPERATION / PROJECT (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2021	Category	million	g/t	Tonnes	Moz
Kibali	Measured	7.62	3.19	24.29	0.78
	Indicated	19.82	2.76	54.63	1.76
	Inferred	10.29	2.70	27.74	0.89
	Total	37.74	2.83	106.66	3.43
Iduapriem	Measured	1.52	0.72	1.10	0.04
	Indicated	41.39	1.37	56.69	1.82
	Inferred	27.34	1.47	40.24	1.29
	Total	70.25	1.40	98.04	3.15
Obuasi	Measured	2.57	7.97	20.45	0.66
	Indicated	25.81	7.04	181.57	5.84
	Inferred	50.15	7.47	374.66	12.05
	Total	78.52	7.34	576.68	18.54
Siguiri	Measured	—	—	—	—
	Indicated	64.26	1.12	71.81	2.31
	Inferred	60.91	1.15	70.06	2.25
	Total	125.17	1.13	141.87	4.56
Geita	Measured	1.44	4.49	6.47	0.21
	Indicated	28.18	2.06	58.15	1.87
	Inferred	30.48	3.32	101.29	3.26
	Total	60.10	2.76	165.92	5.33
Cerro Vanguardia	Measured	4.33	2.66	11.53	0.37
	Indicated	19.73	2.15	42.41	1.36
	Inferred	4.96	2.35	11.65	0.37
	Total	29.03	2.26	65.58	2.11
Silicon	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	120.44	0.87	104.96	3.37
	Total	120.44	0.87	104.96	3.37
AGA Mineração - Córrego do Sítio	Measured	2.24	3.07	6.88	0.22
	Indicated	6.02	3.09	18.62	0.60
	Inferred	16.54	3.99	65.95	2.12
	Total	24.80	3.69	91.45	2.94
AGA Mineração - Cuiabá	Measured	4.70	7.74	36.40	1.17
	Indicated	3.47	5.43	18.83	0.61
	Inferred	12.87	4.94	63.63	2.05
	Total	21.04	5.65	118.86	3.82
AGA Mineração - Lamego	Measured	2.12	3.23	6.86	0.22
	Indicated	2.59	2.41	6.24	0.20
	Inferred	4.92	3.01	14.80	0.48
	Total	9.63	2.90	27.90	0.90
Serra Grande	Measured	5.74	3.08	17.65	0.57
	Indicated	10.92	2.67	29.14	0.94
	Inferred	21.22	2.70	57.22	1.84
	Total	37.88	2.75	104.00	3.34
Gramalote	Measured	—	—	—	—
	Indicated	10.32	0.57	5.93	0.19
	Inferred	62.59	0.52	32.55	1.05
	Total	72.91	0.53	38.48	1.24

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
21

MINERAL RESOURCE BY OPERATION / PROJECT (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE CONTINUED - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2021	Category	million	g/t	Tonnes	Moz
La Colosa	Measured	—	—	—	—
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
	Total	1,051.38	0.84	881.17	28.33
Quebradona	Measured	45.15	0.37	16.93	0.54
	Indicated	148.91	0.34	49.89	1.60
	Inferred	305.94	0.23	70.64	2.27
	Total	500.01	0.27	137.46	4.42
Sunrise Dam	Measured	12.16	1.63	19.82	0.64
	Indicated	16.50	1.60	26.48	0.85
	Inferred	23.60	2.36	55.67	1.79
	Total	52.26	1.95	101.96	3.28
Butcher Well	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	2.69	3.77	10.14	0.33
	Total	2.69	3.77	10.14	0.33
Tropicana	Measured	17.76	0.99	17.67	0.57
	Indicated	16.63	1.25	20.73	0.67
	Inferred	23.78	2.57	61.02	1.96
	Total	58.17	1.71	99.42	3.20
AngloGold Ashanti	Measured	107.37	1.73	186.05	5.98
	Indicated	1,248.04	1.10	1,367.43	43.96
	Inferred	996.61	1.32	1,317.06	42.34
	Total	2,352.02	1.22	2,870.53	92.29

MINERAL RESOURCE BY OPERATION / PROJECT (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2021	Category	million	%Cu	Tonnes	Mlb
Quebradona	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	500.01	0.56	2.78	6,134
AngloGold Ashanti	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	500.01	0.56	2.78	6,134

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
22

ORE RESERVE BY OPERATION / PROJECT (ATTRIBUTABLE) - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2021	Category	million	g/t	Tonnes	Moz
Kibali	Proved	14.35	3.76	54.01	1.74
	Probable	23.04	3.50	80.71	2.59
	Total	37.40	3.60	134.72	4.33
Iduapriem	Proved	2.15	0.68	1.46	0.05
	Probable	57.25	1.39	79.32	2.55
	Total	59.40	1.36	80.78	2.60
Obuasi	Proved	4.73	7.79	36.88	1.19
	Probable	26.07	8.45	220.14	7.08
	Total	30.80	8.34	257.02	8.26
Siguiri	Proved	17.91	0.63	11.36	0.37
	Probable	49.80	0.80	39.67	1.28
	Total	67.72	0.75	51.03	1.64
Geita	Proved	2.19	1.30	2.84	0.09
	Probable	27.52	2.89	79.45	2.55
	Total	29.71	2.77	82.29	2.65
Cerro Vanguardia	Proved	4.19	2.04	8.54	0.27
	Probable	8.12	2.08	16.88	0.54
	Total	12.31	2.07	25.42	0.82
AGA Mineração - Córrego do Sítio	Proved	1.10	1.99	2.18	0.07
	Probable	3.36	2.85	9.57	0.31
	Total	4.46	2.63	11.75	0.38
AGA Mineração - Cuiabá	Proved	2.08	4.65	9.67	0.31
	Probable	5.80	4.70	27.29	0.88
	Total	7.89	4.69	36.97	1.19
AGA Mineração - Lamego	Proved	0.46	2.55	1.17	0.04
	Probable	0.90	2.92	2.63	0.08
	Total	1.36	2.80	3.79	0.12
Serra Grande	Proved	3.29	2.56	8.44	0.27
	Probable	3.08	2.85	8.79	0.28
	Total	6.37	2.70	17.23	0.55
Gramalote	Proved	—	—	—	—
	Probable	62.46	0.86	53.60	1.72
	Total	62.46	0.86	53.60	1.72
Quebradona	Proved	—	—	—	—
	Probable	120.01	0.67	80.83	2.60
	Total	120.01	0.67	80.83	2.60
Sunrise Dam	Proved	12.18	1.50	18.30	0.59
	Probable	9.40	2.38	22.34	0.72
	Total	21.58	1.88	40.64	1.31
Tropicana	Proved	14.24	1.41	20.14	0.65
	Probable	15.91	1.99	31.70	1.02
	Total	30.15	1.72	51.84	1.67
AngloGold Ashanti	Proved	78.86	2.22	174.97	5.63
	Probable	412.74	1.82	752.93	24.21
	Total	491.60	1.89	927.90	29.83

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
23

ORE RESERVE BY OPERATION / PROJECT (ATTRIBUTABLE) - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2021	Category	million	%Cu	Tonnes	Mlb
Quebradona	Proved	—	—	—	—
	Probable	120.01	1.23	1.47	3,250
	Total	120.01	1.23	1.47	3,250
AngloGold Ashanti	Proved	—	—	—	—
	Probable	120.01	1.23	1.47	3,250
	Total	120.01	1.23	1.47	3,250

Rounding of figures may result in computational discrepancies.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
24

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the year ended 31 December 2021

To the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the Company) contained in the accompanying preliminary report on pages 26 to 46, which comprise the condensed consolidated statement of financial position as at 31 December 2021, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listing Requirements for preliminary reports, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of the condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of AngloGold Ashanti Limited for the year ended 31 December 2021 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listing Requirements for preliminary reports, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director - Fatima Norkie
Registered Auditor
Chartered Accountant (SA)
21 February 2022

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
25

GROUP - INCOME STATEMENT

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2021	2020	2021	2020
US Dollar million	Notes	Unaudited	Unaudited	Reviewed	Audited

Continuing operations
Revenue from product sales	2	2,064	2,464	4,029	4,427
Cost of sales	3	(1,457)	(1,409)	(2,857)	(2,699)
Loss on non-hedge derivatives and other commodity contracts		—	(4)	—	(19)
Gross profit		607	1,051	1,172	1,709
Corporate administration, marketing and related expenses		(36)	(32)	(73)	(68)
Exploration and evaluation costs		(104)	(68)	(164)	(124)
Impairment, derecognition of assets and profit (loss) on disposal		12	—	11	(1)
Other (expenses) income	4	(110)	(29)	(136)	(57)
Operating profit		369	922	810	1,459
Interest income		29	18	58	27
Dividends received		—	2	—	2
Foreign exchange and fair value adjustments		(13)	(18)	(43)	—
Finance costs and unwinding of obligations	5	(61)	(91)	(116)	(177)
Share of associates and joint ventures' profit	6	127	159	249	278
Profit before taxation		451	992	958	1,589
Taxation	7	(178)	(417)	(312)	(625)
Profit for the period from continuing operations		273	575	646	964
Discontinued operations
Profit (loss) from discontinued operations		—	(32)	—	7
Profit for the period		273	543	646	971

Allocated as follows:
Equity shareholders
- Continuing operations		260	564	622	946
- Discontinued operations		—	(32)	—	7
Non-controlling interests
- Continuing operations		13	11	24	18
		273	543	646	971

Basic profit (loss) per ordinary share (cents) (1)
Earnings per ordinary share from continuing operations		62	135	148	225
Earnings (loss) per ordinary share from discontinued operations		—	(8)	—	2
Basic profit (loss) per ordinary share (cents)		62	127	148	227

Diluted profit (loss) per ordinary share (cents) (2)
Earnings per ordinary share from continuing operations		62	135	148	225
Earnings (loss) per ordinary share from discontinued operations		—	(8)	—	2
Diluted profit (loss) per ordinary share (cents)		62	127	148	227

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the twelve months ended 31 December 2021 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's SVP: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the Group's Chief Executive Officer. The financial statements for the twelve months ended 31 December 2021 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
26

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Profit for the period	273	543	646	971

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(12)	50	(22)	38

Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	(5)	34	(3)	(16)
Net (loss) gain on equity investments	(33)	45	(73)	98
Actuarial (loss) gain recognised	(1)	10	(1)	10
Deferred taxation thereon	(2)	1	(6)	(6)
	(41)	90	(83)	86

Other comprehensive (loss) income for the period, net of tax	(53)	140	(105)	124

Total comprehensive income for the period, net of tax	220	683	541	1,095

Allocated as follows:
Equity shareholders
- Continuing operations	207	697	517	1,121
- Discontinued operations	—	(25)	—	(44)
Non-controlling interests
- Continuing operations	13	11	24	18
	220	683	541	1,095

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
27

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Dec	Dec
		2021	2020
US Dollar million	Note	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		3,460	2,884
Right of use assets		175	142
Intangible assets		122	131
Investments in associates and joint ventures		1,647	1,651
Other investments		117	188
Inventories		27	69
Trade, other receivables and other assets		237	235
Deferred taxation		7	7
Cash restricted for use		32	31
		5,824	5,338

Current assets
Inventories		703	733
Trade, other receivables and other assets		260	229
Cash restricted for use		26	42
Cash and cash equivalents		1,154	1,330
		2,143	2,334

Total assets		7,967	7,672

EQUITY AND LIABILITIES
Share capital and premium	9	7,223	7,214
Accumulated losses and other reserves		(3,214)	(3,519)
Shareholders' equity		4,009	3,695
Non-controlling interests		52	45
Total equity		4,061	3,740

Non-current liabilities
Borrowings		1,858	1,789
Lease liabilities		124	116
Environmental rehabilitation and other provisions		729	731
Provision for pension and post-retirement benefits		77	83
Trade, other payables and provisions		7	8
Deferred taxation		313	246
		3,108	2,973

Current liabilities
Borrowings		51	142
Lease liabilities		61	37
Trade, other payables and provisions		647	627
Taxation		39	153
		798	959

Total liabilities		3,906	3,932

Total equity and liabilities		7,967	7,672

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
28

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2021	2020	2021	2020
US Dollar million	Note	Unaudited	Unaudited	Reviewed	Audited
Cash flows from operating activities
Receipts from customers		2,077	2,431	4,054	4,411
Payments to suppliers and employees		(1,338)	(1,267)	(2,701)	(2,583)
Cash generated from operations	11	739	1,164	1,353	1,828
Dividends received from joint ventures		160	94	231	148
Taxation refund		13	—	20	—
Taxation paid		(111)	(265)	(336)	(431)
Net cash inflow from operating activities from continuing operations		801	993	1,268	1,545
Net cash inflow from operating activities from discontinued operations		—	56	—	109
Net cash inflow from operating activities		801	1,049	1,268	1,654

Cash flows from investing activities
Capital expenditure		(597)	(394)	(1,027)	(701)
Interest capitalised and paid		(6)	(10)	(14)	(17)
Acquisition of intangible assets		(1)	(1)	(1)	(1)
Dividends from other investments		10	9	22	9
Proceeds from disposal of tangible assets		24	3	25	3
Other investments and assets acquired		—	(4)	(4)	(8)
Proceeds from disposal of other investments		—	—	—	9
Proceeds from disposal of joint ventures		—	26	2	26
Loans advanced		(5)	—	(15)	—
Loans repaid by associates and joint ventures		—	12	—	12
Proceeds on disposal of discontinued assets and subsidiaries		—	200	—	200
Recognition of joint operation - cash		—	2	—	2
Decrease (increase) in cash restricted for use		2	(2)	14	(9)
Interest received		29	18	58	27
Net cash outflow from investing activities from continuing operations		(544)	(141)	(940)	(448)
Net cash outflow from investing activities from discontinued operations		—	(14)	—	(31)
Cash in subsidiaries sold and transferred to held for sale		—	1	—	3
Net cash outflow from investing activities		(544)	(154)	(940)	(476)

Cash flows from financing activities
Proceeds from borrowings		815	700	822	2,226
Repayment of borrowings		(813)	(1,499)	(820)	(2,310)
Repayment of lease liabilities		(34)	(24)	(63)	(47)
Finance costs - borrowings		(61)	(43)	(111)	(110)
Finance costs - leases		(4)	(4)	(9)	(8)
Other borrowing costs		(35)	(15)	(35)	(33)
Dividends paid		(34)	(3)	(240)	(47)
Net cash outflow from financing activities from continuing operations		(166)	(888)	(456)	(329)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	—	—
Net cash outflow from financing activities		(166)	(888)	(456)	(329)

Net increase (decrease) in cash and cash equivalents		91	7	(128)	849
Translation		(18)	31	(48)	25
Cash and cash equivalents at beginning of period		1,081	1,292	1,330	456
Cash and cash equivalents at end of period		1,154	1,330	1,154	1,330

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
29

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

Balance at 31 December 2019 - Audited	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit for the year			953				953	18	971
Other comprehensive income				92	10	22	124		124
Total comprehensive income	—	—	953	92	10	22	1,077	18	1,095
Shares issued	15						15		15
Share-based payment for share awards net of exercised		(3)					(3)		(3)
Dividends paid			(38)				(38)		(38)
Dividends of subsidiaries							—	(9)	(9)
Recognition of joint operation			4				4		4
Transfer on disposal and derecognition of equity investments			6	(6)			—		—
Translation		(3)	2		1		—		—
Balance at 31 December 2020 - Audited	7,214	77	(2,341)	131	1	(1,387)	3,695	45	3,740
Profit for the year			622				622	24	646
Other comprehensive loss				(78)	(2)	(25)	(105)		(105)
Total comprehensive income (loss)	—	—	622	(78)	(2)	(25)	517	24	541
Shares issued	9						9		9
Share-based payment for share awards net of exercised		11					11		11
Dividends paid			(224)				(224)		(224)
Dividends of subsidiaries							—	(16)	(16)
Translation		(4)	6		(1)		1	(1)	—
Balance at 31 December 2021 - Reviewed	7,223	84	(1,937)	53	(2)	(1,412)	4,009	52	4,061
(1) Foreign currency translation reserve includes a loss of $1,399m (Dec 2020: $1,396m) that will not re-cycle through the Income Statement on disposal of non-foreign operations, and a loss of $13m (Dec 2020: $9m gain) relating to the foreign operations that will re-cycle through the Income Statement on disposal.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
30

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Africa	1,285	1,504	2,644	2,769
Australia	492	551	890	989
Americas	552	694	1,028	1,211
	2,329	2,749	4,562	4,969
Equity-accounted joint ventures included above	(337)	(344)	(659)	(647)
Continuing operations	1,992	2,405	3,903	4,322
Discontinued operations - South Africa	—	174	—	408
	1,992	2,579	3,903	4,730

By-product revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Africa	2	2	5	4
Australia	2	2	4	3
Americas	69	55	119	99
	73	59	128	106
Equity-accounted joint ventures included above	(1)	—	(2)	(1)
Continuing operations	72	59	126	105
Discontinued operations - South Africa	—	—	—	1
	72	59	126	106

Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Africa	781	827	1,650	1,572
Australia	395	374	740	705
Americas	458	378	822	764
Corporate and other	(5)	6	(5)	(2)
	1,629	1,585	3,207	3,039
Equity-accounted joint ventures included above	(172)	(176)	(350)	(340)
Continuing operations	1,457	1,409	2,857	2,699
Discontinued operations - South Africa	—	113	—	287
	1,457	1,522	2,857	2,986

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
31

Segmental reporting (continued)

Gross profit (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Africa	506	679	999	1,201
Australia	99	179	153	286
Americas	163	365	325	532
Corporate and other	4	(4)	6	(2)
	772	1,219	1,483	2,017
Equity-accounted joint ventures included above	(165)	(168)	(311)	(308)
Continuing operations	607	1,051	1,172	1,709
Discontinued operations - South Africa	—	64	—	83
	607	1,115	1,172	1,792

(1) The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

Amortisation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Africa	142	163	268	349
Australia	87	89	150	160
Americas	90	92	161	163
Corporate and other	2	1	3	2
	321	345	582	674
Equity-accounted joint ventures included above	(57)	(53)	(105)	(104)
	264	292	477	570

Capital expenditure

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Africa	281	208	506	397
Australia	84	85	185	143
Americas	264	118	398	217
Corporate and other	11	—	11	—
Continuing operations	640	411	1,100	757
Discontinued operations - South Africa	—	15	—	35
	640	426	1,100	792
Equity-accounted joint ventures included above	(42)	(17)	(72)	(56)
	598	409	1,028	736

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
32

Segmental reporting (continued)

Total assets

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Reviewed	Audited

Africa	4,193	3,956
Australia	1,034	1,044
Americas	1,886	1,626
Corporate and other	854	1,046
	7,967	7,672

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
33

Notes
for the six months and year ended 31 December 2021

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares interim financial statements for the six months ended 30 June and 31 December as well as annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2020, except for the adoption of new or amended standards applicable from 1 January 2021, which had no material impact on the financial statements of the group.

The preliminary condensed consolidated financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the year ended 31 December 2021. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2020.

The following amendments issued by the IASB are not yet effective:
IAS 16 amendment "Property, Plant and Equipment—Proceeds before Intended Use"

Management has completed its preliminary assessment of the accounting impact on adoption of the IAS 16 amendment on 1 January 2022. The adoption is expected to result in a retrospective increase in property, plant and equipment and gross profit of $38m in 2020 (2019: decrease of $6m). No impact is expected on the 2021 results. The effects of the 2019 restatement will be included in the (Accumulated losses)/ retained earnings opening balance of the 2020 financial reporting period. The estimated impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation.

All notes are from continuing operations unless otherwise stated.

2    Revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Gold income	1,992	2,405	3,903	4,322
By-products	72	59	126	105
Revenue from product sales	2,064	2,464	4,029	4,427

3    Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Cash operating costs	1,083	1,023	2,160	1,881
Royalties	82	99	162	181
Other cash costs	6	7	12	12
Total cash costs	1,171	1,129	2,334	2,074
Retrenchment costs	1	1	2	2
Rehabilitation and other non-cash costs	26	2	38	32
Amortisation of tangible assets	230	267	411	521
Amortisation of right of use assets	33	24	63	47
Amortisation of intangible assets	1	1	3	2
Inventory change	(5)	(15)	6	21
	1,457	1,409	2,857	2,699

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
34

4    Other expenses (income)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Care and maintenance (1)	32	—	45	—
Government fiscal claims	4	5	7	6
Cost of old tailings operations	8	5	9	14
Pension and medical defined benefit provisions	4	5	7	8
Royalty received	(1)	—	(2)	(2)
Royalty receivables impaired	—	3	—	4
Retrenchment and related costs (2)	17	—	18	—
Legal fees and project costs	10	6	10	9
Refund from insurance claim	—	—	—	(5)
Other indirect taxes	12	5	18	23
Premium on settlement of bonds (3)	24	—	24	—
	110	29	136	57

(1) Following a sill pillar incident at Obuasi on 18 May 2021 the Company voluntarily suspended all underground activities until mid-October 2021 when underground ore mining resumed to replenish the run-of-mine stockpile without corresponding gold production.
(2) Once-off retrenchment costs incurred in 2021 as part of the transition to the new Operating Model.
(3) Bond settlement costs following the early redemption of the $750m, 5.125% notes due 2022.

5    Finance costs and unwinding of obligations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Finance costs - borrowings	52	64	101	130
Finance costs - leases	5	4	9	8
Unwinding of obligations	4	23	6	39
	61	91	116	177

The interest included within finance costs is calculated at effective interest rates.

6    Share of associates and joint ventures' profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Revenue	356	358	697	677
Operating costs and other expenses	(184)	(179)	(370)	(353)
Profit on sale of joint ventures	—	19	—	19
Net interest received (paid)	3	(1)	7	5
Profit before taxation	175	197	334	348
Taxation	(48)	(38)	(85)	(70)
Profit after taxation	127	159	249	278

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
35

7    Taxation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South African taxation
Normal taxation	—	—	—	1
Prior year over provision	—	—	(1)	—
Deferred taxation
Other temporary differences	—	87	—	74
	—	87	(1)	75

Foreign taxation
Normal taxation	137	328	252	553
Prior year (over) under provision	(3)	7	(3)	8
Deferred taxation
Temporary differences	38	13	52	9
Prior year under (over) provision	4	(6)	4	(6)
Change in estimate	2	(12)	6	(14)
Change in statutory tax rate	—	—	2	—
	178	330	313	550

	178	417	312	625

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $7m (2020: $8m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2021. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $19m (2020: $20m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $74m(1) (2020: $86m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 December 2021. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $48m (2020: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

(1) Includes reduction of overall exposure by $48m (2020: $76m) as described above.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
36

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m (2020: $15m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. Management is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée SA's tax return for the 2010 year of assessment totaling $8m (attributable) (2020: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2020: $2m (attributable)).

Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela SA and Société AngloGold Ashanti Mali SA's tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2020: $1m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2020 amounting to $291m (2020: $254m) including adjusted tax assessments relating to the years from 2015 to 2020 totaling $36m received during 2021. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid various amounts under protest. Management has objected and appealed through various levels of the administrative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.
In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

In Ghana, the Ghanaian Parliament enacted the COVID-19 Health Recovery Levy Act, 2021 (Act 1068), effective 1 May 2021, to impose a special levy on the supply of goods and services and imports to raise revenue to address expenses resulting from the COVID-19 pandemic. The levy is chargeable at the rate of 1% calculated on the value of the taxable supply of the goods or services or on the value of the imports. It applies to both imports and domestic supply of goods or services in Ghana.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
37

8    Headline earnings

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit attributable to equity shareholders	260	532	622	953
Net impairment reversal on held for sale assets	—	—	—	(17)
Net impairment on property, plant and equipment and right of use asset (1)	1	—	2	—
Derecognition of assets(1)	4	—	4	—
Loss on disposal of discontinued operations	—	83	—	80
Taxation on loss on disposal of discontinued operations	—	1	—	1
Profit on disposal of joint ventures (1)	—	(19)	—	(19)
Net loss (profit) on disposal of tangible assets	(17)	(1)	(17)	2
Taxation on net (profit) loss on disposal of tangible assets	1	—	1	—
Headline earnings	249	596	612	1,000

Headline earnings per ordinary share (US cents)(2)	59	142	146	238
Diluted headline earnings per ordinary share (US cents) (3)	59	142	146	238

(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	417,389,228	416,795,238	417,272,178	416,399,307
Fully vested options	2,273,679	2,000,820	2,483,449	2,634,209
Weighted average number of shares	419,662,907	418,796,058	419,755,627	419,033,516
Dilutive potential of share options	194,000	423,822	301,076	447,934
Dilutive number of ordinary shares	419,856,907	419,219,880	420,056,703	419,481,450

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
38

9    Share capital and premium

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Reviewed	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—
30,000,000 C redeemable preference shares at no par value	—	—
	23	23

Issued and fully paid:
417,501,452 (December 2020: 416,890,087) ordinary shares in issue of 25 SA cents each	17	17
Nil (2020: 2,000,000) A redeemable preference shares of 50 SA cents each (1)		—
Nil (2020: 778,896) B redeemable preference shares of 1 SA cent each (1)		—
	17	17
Treasury shares held within the group
Nil (2020: 2,778,896) A and B redeemable preference shares (1)		—
	17	17

Share premium
Balance at beginning of year	7,250	7,235
Ordinary shares issued	9	15
Preference shares redeemed (1)	(53)	—
	7,206	7,250
Less: held within the group
Redeemable preference shares (1)		(53)
Balance at end of year	7,206	7,197
Share capital and premium	7,223	7,214

(1) During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
39

10    Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Reviewed	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,931	2,033
Proceeds from borrowings	822	2,226
Repayment of borrowings	(820)	(2,310)
Finance costs paid on borrowings	(115)	(114)
Interest charged to the income statement	106	115
Other borrowing costs	(11)	(15)
Deferred loan fees	(4)	4
Translation	—	(8)
Closing balance	1,909	1,931

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	115	114
Capitalised finance costs	(14)	(17)
Commitment fees, utilisation fees and other borrowing costs	10	13
Total finance costs paid	111	110

Reconciliation of lease liabilities
Opening balance	153	171
Lease liabilities recognised	103	23
Repayment of lease liabilities	(63)	(47)
Finance costs paid on lease liabilities	(9)	(8)
Interest charged to the income statement	9	8
Change in estimate	—	(1)
Translation	(8)	7
Closing balance	185	153

IBOR linked borrowings
The IBOR Phase 2 amendments became effective on 1 January 2021. The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

US Dollar million	Carrying value at 31 December 2021	Repayable within one year	Repayable within one to two years
Siguiri RCF ($65m) (1)	35	35	—
Geita RCF ($150m) (2)	63	—	—
Multi-currency syndicated RCF ($1.4bn) (3)	—	—	—

(1) The Siguiri RCF currently bears interest at LIBOR plus 8.5%. The Siguiri RCF was partly drawn at 31 December 2021, with $30m of the facility undrawn at 31 December 2021. The Siguiri RCF matures in May 2022.

(2) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component currently bears interest at LIBOR plus 6.7%. The equivalent of $40m was undrawn under the Geita RCF at 31 December 2021. The Geita RCF matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

(3) At 31 December 2021, an equivalent of $33m was drawn under the AUD portion of the $1.4bn multi-currency RCF, which bears interest at BBSY plus 1.45%. At 31 December 2021, the USD portion of the $1.4bn multi-currency RCF, bearing interest at LIBOR plus 1.45%, was undrawn. The $1.4bn multi-currency RCF is available until October 2023.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
40

11    Cash generated from operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Profit before taxation	451	992	958	1,589
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	(10)	—	—
Amortisation of tangible and right of use assets	263	291	474	568
Amortisation of intangible assets	1	1	3	2
Finance costs and unwinding of obligations	61	91	116	177
Environmental, rehabilitation, silicosis and other provisions	2	(30)	(20)	(50)
Impairment and derecognition of assets	5	1	7	1
Other expenses (income)	47	19	61	51
Profit on sale of assets	(21)	(2)	(22)	(2)
Interest income	(29)	(18)	(58)	(27)
Share of associates and joint ventures' profit	(127)	(159)	(249)	(278)
Other non-cash movements	13	34	30	35
Movements in working capital	73	(46)	53	(238)
	739	1,164	1,353	1,828

Movements in working capital:
(Increase) decrease in inventories	(2)	(12)	58	(83)
(Increase) decrease in trade and other receivables	27	(88)	(49)	(163)
Increase in trade, other payables and provisions	48	54	44	8
	73	(46)	53	(238)

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
41

12    Financial risk management activities

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Other investments
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) are carried at fair value in level 1 of the fair value hierarchy.

Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Reviewed	Audited

Carrying amount	1,909	1,931
Fair value	2,011	2,131

Other financial assets
The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy:

Types of instruments:

	Dec 2021				Dec 2020
	Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVOCI	116			116	186			186
Deferred compensation asset			25	25			28	28

Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $25m is being recognised in the statement of financial position as at 31 December 2021.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
42

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

		As at
		Dec
		2021
US Dollar million		Reviewed
Opening balance		28
Unwinding of the deferred compensation asset		2
Changes in estimates - fair value adjustments (1)		(3)
Translation		(2)
Closing balance (2)		25

(1) Included in the Income Statement in Foreign exchange and fair value adjustments
(2) Included in the statement of financial position in non-current Trade, other receivables and other assets

Sensitivity analysis
The table below illustrates the impact if the weighted number of ounces used in the weighted probability calculation increases or decreases over the period calculated on the fair value of the deferred compensation asset.

	Percentage change in number of ounces	Change in deferred compensation asset $m
Effect of changes in assumptions
Increase in number of ounces	+10%	3
Decrease in number of ounces	-10%	(3)

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Ore Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 December 2021, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover all or a portion of the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $9.6m for a current carrying value of the liability of AUD $137.6m. At Iduapriem, we have provided a bond comprising of a cash component of $10.7m with a further bond guarantee amounting to $38.8m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54.1m. At Obuasi, we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued by Stanbic Bank Ghana Limited for $13m and Standard Chartered Bank Ghana PLC (SCB) for $17m for a current carrying value of the liability of $217.1m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
43

13    Capital commitments

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Reviewed	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	146	120

(1) Includes the group's attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14    Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities at 31 December 2021 and 31 December 2020 are detailed below:

Contingencies and guarantees

	Dec 2021	Dec 2020
US Dollar million	Reviewed	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	—	97

	—	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at the Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore a possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
44

15 COVID-19 pandemic

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 presented challenges with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

During 2021, Cerro Vanguardia operated with limited mining capacity largely due to the impact of COVID-19 and resulting restrictions related to moving personnel to and from the site. However, during the second half of 2021 we saw an improvement in the operation, which was largely due to the utilisation of the newly expanded on-site accommodation, as the camp can now safely host an increased number of employees on site for longer periods of time.

The impact on production from COVID-19 was estimated at 47,000oz for 2021. The COVID-19 impact on AISC was estimated at $34/oz (including $17/oz related to estimated additional cost impacts and $17/oz related to estimated lost production) for 2021.

16        Announcements and subsequent events

Announcements

Executive Team and Board of Directors Changes
Mr. Alberto Calderon became Chief Executive Officer (CEO) of the Company and a member of its Executive Committee on 1 September 2021. Effective 1 September 2021, Mr. Calderon also joined the Company’s Board of Directors (Board) as an Executive Director. Mr. Calderon currently does not serve as a member of any of the committees of the Board.

Effective 1 September 2021, Ms. Christine Ramon, who served as interim CEO, resumed her role as Chief Financial Officer (CFO) of the Company, remaining a member of the Executive Committee and the Board, and Mr. Ian Kramer, who served as interim CFO, resumed his role as Senior Vice President: Group Finance, stepping down from the Executive Committee.

On 27 September 2021, the Company announced the appointment of Mr. Marcelo Godoy as Chief Technology Officer of the Company and a member of its Executive Committee, effective 1 November 2021. Mr. Godoy replaces Mr. Graham Ehm, Executive Vice President: Group Planning & Technical and a member of the Executive Committee, who has retired on 31 December 2021.

On 5 November 2021, the Company announced the appointment of Ms. Lisa Ali as Chief People Officer of the Company and a member of its Executive Committee, effective 2 April 2022. Ms. Ali will be replacing Ms. Italia Boninelli, an executive consultant overseeing human resources.

On 12 November 2021, the Company appointed Vaughan Chamberlain as Acting Chief Development Officer and as an interim member of its Executive Committee.

On 18 November 2021, the Company announced the appointment of Mr. Scott P. Lawson as an independent non-executive director of the Company with effect from 1 December 2021. Mr. Lawson serves as a member of the Investment Committee and the Social, Ethics and Sustainability Committee.

Climate Change Disclosure and Commitment
In an open letter by the CEOs of companies which are members of the International Council on Metals and Minerals (ICMM) on 5 October 2021, as an ICMM member, AngloGold Ashanti was part of making a landmark climate change commitment to achieve net zero greenhouse gas emissions by 2050 or sooner. On 23 December 2021, the Company published its inaugural Climate Change Report 2020/21 in line with the guidelines and recommendation of the Task Force on Climate-Related Financial Disclosures.

AngloGold Ashanti's Bond Refinancing Transaction
On 22 October 2021, AngloGold Ashanti completed an offering of $750m aggregate principal amount of 3.375% notes due 2028. The notes were issued by AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by the Company. On 18 October 2021, the Issuer also launched a cash tender offer for its $750m aggregate principal amount of 5.125% notes due 2022 (the “Existing Notes”). Following expiration of the tender offer, the Issuer repurchased $307,136,000 aggregate principal amount of Existing Notes at a purchase price of $317,735,263. Subsequently, on 26 November 2021, the Issuer redeemed the remaining outstanding Existing Notes (which had not been validly tendered and accepted for payment in such tender offer) at a redemption price of $456,451,068 plus accrued and unpaid interest on the principal amount of the notes of $7,250,360.

Change in External Auditor
On 19 November 2021, the Company advised shareholders that following the conclusion of a comprehensive tender process, the Audit and Risk Committee has recommended the proposed appointment of PricewaterhouseCoopers Inc. (PwC) as the external auditor of AngloGold Ashanti with effect from the financial year 2023. The change in external auditor was initiated by AngloGold Ashanti’s decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the annual general meeting of the Company scheduled for May 2022. Ernst & Young Inc. (EY) will continue as external auditor of AngloGold Ashanti in respect of the financial years 2021 and 2022.

Company Secretary Change
On 20 December 2021, the Company advised shareholders that Ms. Lucy Mokoka has resigned as Group Company Secretary of AngloGold Ashanti with effect from 31 December 2021. The Board has appointed Ms. Leeanne Goliath as Group Company Secretary of AngloGold Ashanti with effect from 1 January 2022.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
45

Subsequent events

AngloGold Ashanti Announces Completion of Acquisition of Corvus
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (“Corvus”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AGA group) received C$4.10 in cash per Corvus share.

The acquisition, deemed to be an asset acquisition under IFRS, resulted in a total consideration of $445m, including a non-cash consideration of $80m. The non-cash consideration represents the fair value of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The total consideration will be allocated to the acquired assets and assumed liabilities based on their estimated relative fair values on the acquisition date.

Executive Team Changes
The Chief Financial Officer, Christine Ramon, has elected to take early retirement from her current role in June 2022, as she takes time after the death of her husband last year, to spend more time with her family in the near term.

The Company has appointed Mr. Terry Briggs as Chief Development Officer of the Company and a member of its Executive Committee. Mr. Briggs will be joining in April 2022.

The Chief Operating Officer role has been consolidated into a single portfolio under Mr. Ludwig Eybers, who previously held the position of Chief Operating Officer: International. Mr. Sicelo Ntuli, formerly Chief Operating Officer: Africa, has left the Company.

By order of the Board

M RAMOS A CALDERON              KC RAMON
Chairman Chief Executive Officer          Chief Financial Officer

21 February 2022

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
46

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.124 for the year ended 31 December 2021 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	217
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	174
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	417,501,452
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2022
Declaration date	Tuesday, 22 February
Currency conversion date for Australian dollars and Ghanaian cedis	Tuesday, 8 March
Last date to trade ordinary shares cum dividend	Tuesday, 8 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 9 March
Ordinary shares trade ex-dividend	Wednesday, 9 March
Record date	Friday, 11 March
Payment date	Friday, 25 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 9 March 2022 and Friday, 11 March 2022, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Tuesday, 8 March 2022 and Friday, 11 March 2022, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2022
Last date to trade ordinary shares cum dividend	Tuesday, 8 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 9 March
Ordinary shares trade ex-dividend	Thursday, 10 March
Record date	Friday, 11 March
Payment date	Friday, 25 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2022
Ex dividend on New York Stock Exchange	Thursday, 10 March
Record date	Friday, 11 March
Approximate date of currency conversion	Friday, 25 March
Approximate payment date of dividend	Monday, 4 April

Assuming an exchange rate of R15.50/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.14 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

2022
Last date to trade and to register GhDSs cum dividend	Wednesday, 9 March
GhDSs trade ex-dividend	Wednesday, 9 March
Record date	Friday, 11 March
Approximate payment date of dividend	Friday, 25 March

Assuming an exchange rate of R1/¢0.4258, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.0.92399 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
47

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received per ounce - continuing operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,992	2,405	3,903	4,322
Adjusted for non-controlling interests	(55)	(52)	(103)	(95)
	1,937	2,353	3,800	4,227
Associates and joint ventures' share of gold income including realised non-hedge derivatives	337	344	659	647
Attributable gold income	2,274	2,697	4,459	4,874

Attributable gold sold excluding pre-production ounces - oz (000)	1,269	1,423	2,483	2,741
Price received per unit - $/oz	1,792	1,895	1,796	1,778

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
48

B    All-in sustaining and All-in costs per ounce - continuing operations (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,457	1,409	2,857	2,699
By-product revenue (note 2)	(72)	(59)	(126)	(105)
Cost of sales	1,385	1,350	2,731	2,594
Realised other commodity contracts	—	1	—	5
Amortisation of tangible, intangible and right of use assets (note 3)	(264)	(292)	(477)	(570)
Adjusted for decommissioning and inventory amortisation	—	4	—	4
Corporate administration and marketing expenditure	36	32	73	67
Associates and joint ventures' share of costs	116	122	244	237
Lease payment sustaining	40	35	79	61
Sustaining exploration and study costs	7	7	10	15
Total sustaining capital expenditure	468	298	778	497
All-in sustaining costs	1,788	1,557	3,438	2,910
Adjusted for non-controlling interests and non-gold producing companies	(42)	(35)	(74)	(67)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,746	1,522	3,364	2,843

All-in sustaining costs	1,788	1,557	3,438	2,910
Non-sustaining project capital expenditure	172	113	322	260
Non-sustaining lease payments	2	1	2	2
Non-sustaining exploration and study costs	97	60	155	112
Care and maintenance (note 4)	32	—	45	—
Closure and social responsibility costs not related to current operations	19	27	27	33
Other provisions	4	—	4	—
All-in costs	2,114	1,758	3,993	3,317
Adjusted for non-controlling interests and non-gold producing companies	(44)	(37)	(77)	(70)
All-in costs adjusted for non-controlling interests and non-gold producing companies	2,070	1,721	3,916	3,247

Attributable gold sold excluding pre-production ounces - oz (000)	1,269	1,423	2,483	2,741

All-in sustaining cost per unit - $/oz	1,376	1,069	1,355	1,037

All-in cost per unit - $/oz	1,631	1,209	1,577	1,185

(1) Refer to the Supplementary report for Summary of Operations by mine

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
49

C    Total cash costs per ounce - continuing operations (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,171	1,129	2,334	2,074
By-product revenue (note 2)	(72)	(59)	(126)	(105)
Associates and joint ventures' share of total cash costs	113	121	237	229
Adjusted for non-controlling interests and non-gold producing companies	(35)	(32)	(65)	(59)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,177	1,159	2,380	2,139

Attributable gold produced excluding pre-production ounces - oz (000)	1,272	1,436	2,472	2,709

Total cash cost per unit - $/oz	925	807	963	790

(1) Refer to the Supplementary report for Summary of Operations by mine.

D    Adjusted EBITDA - continuing operations (2)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Profit before taxation	451	992	958	1,589
Add back :
Finance costs and unwinding of obligations (note 5)	61	91	116	177
Interest income	(29)	(18)	(58)	(27)
Amortisation of tangible, intangible and right of use assets (note 3)	264	292	477	570
Other amortisation	2	—	4	6
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	101	89	183	168
EBITDA	850	1,446	1,680	2,483

Adjustments :
Foreign exchange and fair value adjustments	13	18	43	—
Impairment and derecognition of assets	5	—	6	—
Care and maintenance (note 4)	32	—	45	—
Retrenchment and related costs	18	—	20	2
Net (profit) loss on disposal of assets	(17)	—	(17)	1
Unrealised non-hedge derivative gain	—	(10)	—	—
Premium on settlement of bonds	24	—	24	—
Profit on disposal of joint ventures	—	(19)	—	(19)
Dividend income	—	(2)	—	(2)
Realised loss on other commodity contracts	—	1	—	5
Adjusted EBITDA	925	1,434	1,801	2,470

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
50

E    Interest cover - continuing operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	925	1,434	1,801	2,470
Finance costs (note 5)	57	68	110	138
Capitalised finance costs	6	10	14	17
	63	78	124	155

Interest cover - times	15	18	14	16

F    Free cash flow

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2021	2020	2021	2020
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	801	1,049	1,268	1,654
Net cash outflow from investing activities	(544)	(154)	(940)	(476)
Finance costs	(57)	(68)	(110)	(138)
Other borrowing costs	(35)	(15)	(35)	(33)
Repayment of lease liabilities	(34)	(24)	(63)	(47)
Movements in restricted cash	(2)	2	(14)	9
Acquisitions, disposals and other	—	3	—	3
Proceeds from sale of assets	—	(226)	(2)	(226)
Cash in subsidiaries disposed and transferred to held for sale	—	(1)	—	(3)
Free cash flow	129	566	104	743

G    Net asset value - US cents per share

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Unaudited	Unaudited

Total equity	4,061	3,740

Number of ordinary shares in issue - million (note 9)	418	417
Net asset value - US cents per share	973	897

Total equity	4,061	3,740
Intangible assets	(122)	(131)
	3,939	3,609

Number of ordinary shares in issue - million (note 9)	418	417
Net tangible asset value - US cents per share	943	865

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
51

H    Adjusted net debt - continuing operations (1)

	As at	As at
	Dec	Dec
	2021	2020
US Dollar million	Unaudited	Unaudited

Borrowings - non-current portion	1,858	1,789
Lease liabilities - non-current portion	124	116
Borrowings - current portion	51	142
Lease liabilities - current portion	61	37
Total borrowings	2,094	2,084
Less cash and cash equivalents	(1,154)	(1,330)
Net debt	940	754

Adjustments:
IFRS16 lease adjustments	(149)	(106)
Unamortised portion of borrowing costs	32	22
Cash restricted for use	(58)	(73)
Adjusted net debt	765	597

Adjusted net debt to Adjusted EBITDA ratio	0.42:1	0.24:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
52

Other information - Exchange rates

	Dec	Dec
	2021	2020
	Unaudited	Unaudited

ZAR/USD average for the year to date	14.78	16.45
ZAR/USD average for the half year to date	15.02	16.26
ZAR/USD closing	15.99	14.69

AUD/USD average for the year to date	1.33	1.45
AUD/USD average for the half year to date	1.37	1.38
AUD/USD closing	1.38	1.30

BRL/USD average for the year to date	5.40	5.15
BRL/USD average for the half year to date	5.40	5.39
BRL/USD closing	5.58	5.20

ARS/USD average for the year to date	95.21	70.71
ARS/USD average for the half year to date	98.86	76.67
ARS/USD closing	102.75	84.15

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
53

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon Zuleta▲ (Chief Executive Officer)
KC Ramon^  (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Colombian
~Panamanian ^South African △Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Preliminary Condensed Financial Information for the year ended 31 December 2021 - www.AngloGoldAshanti.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 22, 2022

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance